Filed Pursuant to Rule 253(g)(2)

File No. 024-11776

Explanatory Note: This Offering Circular supplement our qualified offering statement to reflect a minimum purchase of 96 shares in this offering.

OFFERING CIRCULAR

DATED FEBRUARY 3, 2022

Piestro, Inc. (f/k/a Future Labs VI, Inc.)

1661 East Franklin Avenue

El Segundo, CA 90245

up to

2,213,667 shares of Common Stock (1)

We are offering up to 1,924,928 shares of Common Stock for purchase by investors, plus up to 288,739 “Bonus Shares” on a “best efforts” basis to investors in this offering, without any minimum target.

Common Stock Shares	Price to the Public		Underwriting Discounts and Commissions, per share*	Proceeds to Company Before Expenses **
Per share/unit	$10.39		$0.10	$10.29
Total Maximum to Investors	$23,000,002	(2)	$200,000	$23,800,002

(1) The Company is offering up to 1,924,928 shares of Common Stock for purchase by investors in this offering, plus up to 288,739 (or 15% of shares of Common Stock for purchase by investors) additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in this Offering Circular) to investors based upon investment level. See "Plan of Distribution" for more information.

(2) Total Maximum Price to Public and Proceeds to Issuer Before Expenses includes $20,000,001.92, the value of Common Stock assuming, $10.39 per share, and includes $3,000,000.29, the value of the Bonus Shares, assuming $10.39 per share; provided, however, we shall not receive such Bonus amounts because Investors are not paying the purchase price for such Bonus Shares.

*The Company has engaged Dalmore Group, LLC to serve as the broker/dealer of record, but not for underwriting or placement agent services. The Company will pay Dalmore Group, LLC in accordance with the terms of the Broker-Dealer Agreement between the Company and Dalmore Group, LLC, attached as Exhibit 1.1 hereto. As compensation for the Services, the Company shall pay to Dalmore a fee equal to 1% of the aggregate amount raised by Dalmore Group. If the maximum amount of shares is sold, the maximum amount the Company would pay Dalmore Group, LLC is $200,000.

The Company has paid Dalmore a one-time advance set up fee of $5,000 to cover reasonable out-of-pocket accountable expenses actually anticipated to be incurred by Dalmore, such as, among other things, preparing the FINRA filing. Dalmore will refund any fee related to the advance to the extent it is not used, incurred or provided to the Company. In addition, the Company will pay a one time $10,000 consulting fee that will be due immediately after FINRA issues a No Objection Letter. See "Plan of Distribution and Selling Securityholders" for details of compensation and transaction fees to be paid to the placement agent.

**Piestro, Inc. (the “Company”) expects that the amount of expenses of the offering that it will pay will be approximately $46,250, not including commissions or state filing fees.

Investors in this offering will grant an irrevocable voting proxy to the company’s President that will limit their ability to vote their shares of Common Stock purchased in this offering until the occurrence of certain events specified in the proxy, none of which may ever occur.

This offering does not have a minimum offering amount. The Company will not utilize a third-party escrow account for this offering, and all funds tendered by investors will be held in a segregated account until investor subscriptions are accepted by the Company and Dalmore Group. Once investor subscriptions are accepted by the Company and by Dalmore Group, funds will be deposited into an account controlled by the Company.

The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being qualified by the SEC (January 27, 2023), or (3) the date at which the offering is earlier terminated by the company in its sole discretion. There is no minimum target for this offering, and the Company may accept investor subscriptions on a rolling basis. After each acceptance of subscriptions, funds tendered by investors will be available to the Company for its use. The offering is being conducted on a best-efforts basis.

THE   UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)I OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 6.

Sales of these securities commenced on approximately January 28, 2022.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

Implications of Being an Emerging Growth Company

As an issuer with less than $1 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant if and when we become subject to the ongoing reporting requirements of the Exchange Act upon filing a Form 8-A. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, and hereby elect to do so. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1 billion in annual revenues, have more than $700 million in market value of our Common Stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Summary of the Offering

The following summary of certain information contained in this Offering Circular is not intended to be complete in itself. The summary does not provide all the information necessary for you to make an investment decision. You are encouraged to review the more detailed information in the remainder of the Offering Circular.

As used in this Offering Circular, unless the context otherwise requires, the terms “Corporation,” “Company” “Piestro,”, “we” “our” and “us” refer to Piestro, Inc. (f/k/a Future Labs VI, Inc.)

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Piestro Company Overview

Piestro, Inc. (f/k/a Future Labs VI, lnc.), is building an automated vending machine that will assemble and cook artisanal pizza with the press of a button. Our team has a wealth of experience in automation and kitchen technology, and we are bringing this experience to build one of the world's first pizza vending machines. We are backed by Wavemaker Partners, a global venture capital firm, and by Wavemaker Labs, Inc., its in-house robotics and automation corporate innovation studio. Piestro has common ownership with Wavermaker Labs. We are based in El Segundo, California and are currently working on version two of our prototype.

Future VC, LLC controls 41% of the voting shares of Piestro directly, and it effectively controls 89%, by virtue of Common Stock holders providing an irrevocable proxy to vote their shares to the Company’s President, James Jordan, who controls Future VC, LLC. Future VC, LLC also controls 79% of Wavemaker Labs. Wavemaker Labs provides consulting work for Piestro, in the form of R&D, business development, sales, administration, and fundraising.

Industry Overview

The worldwide pizza market is currently $154 billion and is expected to grow to over $230 billion by 2023. Despite there being some large industry incumbents, the pizza industry is highly fragmented with hundreds, if not thousands, of regional players. Additionally, the pizza delivery space is extremely large and growing, especially due to recent concerns around public health and safety. We believe Piestro is well positioned to ride the wave of these trends, and help bring healthy, fresh, and quality pizza to the public using innovative technology.

There are some direct competitors in the pizza automation space, including Picnic, Basil Street, and Let's Pizza, among others. We believe ours is the only business that combines an experienced team of engineers with a management and advisory board that has deep experience in the restaurant industry and in food automation, including at Kitchen United and Miso Robotics. We believe our team and its background, coupled with our dual go-to-market business model (detailed below), set us apart from the other players in the market.

Our Product

We are currently completing version two of our prototype, which harnesses true “cold-to-cook” technology and will allow us to test all hardware and software features that we will deploy in our production-ready model. The product retrieves flattened, unbaked pizza dough and dispenses toppings onto it. It then transfers the pizza through a conveyor oven, which can cook the pizza in less than 3 minutes, and into its cutting, boxing, and customer retrieval mechanisms, which are being finalized and integrated by our engineers. The machine’s integrated refrigeration and the functionality following ingredient dispensing – including cooking, boxing, and customer retrieval – represent functionality added in this version (i.e., since the semi-functional prototype previously developed). We currently have a team of consultants at Wavemaker Labs that manage all our product development efforts. We have conducted meaningful business development efforts and have a strong pipeline of potential customers for our business. To date, we have not registered any IP, but we do plan to make IP generation a part of this business.

Capital raised in this round will help us finance the next steps in our product development roadmap, including developing multiple pilot units to be deployed in a -Beta- rollout in 2022 and ramping up machine production with a manufacturing partner.

Selected Risks Associated with the Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

●	We have a limited operating history upon which to evaluate our performance, and have not yet generated profits or revenue.

●	Our auditor has issued a “going concern” opinion.

●	Our technology is not yet fully developed, and there is no guarantee that we will be able to develop and produce a fully working prototype of our core product.

●	We will be required to raise additional capital in order to develop our technology and prototype.

●	Our company does not yet hold any patents on any products or technology.

●	We rely on a small management team to execute our business plan.

●	We could be adversely affected by product liability, personal injury or other health and safety issues.

●	Competitive technologies could limit our ability to successfully deploy our technologies.

●	We plan to initially rely on third-party manufacturers.

●	We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.

●	There is no current market for any shares of the Company's stock.

Offering Terms

Securities Offered To Investors	Maximum of 1,924,928 shares of Common Stock, plus up to 288,739 Bonus Shares of Common Stock
Minimum Investment	$997.44, or 96 shares of Common Stock
Securities outstanding before the Offering:
Common Stock	2,642,369 shares
Class F Stock	2,882,332 shares
Preferred Stock	0 shares
Securities outstanding after the Offering:
Common Stock (assuming a fully subscribed offering)	4,856,036 (includes 2,642,369 shares outstanding before the offering, plus up to 1,924,928 shares, plus up to 288,739 Bonus Shares)
Class F Stock	2,882,332
Preferred Stock	0 shares
Irrevocable Proxy	Investors in this offering will grant an irrevocable voting proxy to our President that will limit their ability to vote their shares until the occurrence of certain events specified in the proxy, none of which may ever occur.
Use of Proceeds	The proceeds of this offering will be used for product development, personnel, general overhead, and marketing.

Risk Factors

The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to Invest.

Risks Related to Our Company

We are an early stage company and have not yet generated any revenue

Piestro, Inc. (f/k/a Future Labs VI, Inc.) ("Piestro") was formed on December 4, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Piestro has incurred a net loss and has had no revenues generated since inception.

There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Any valuation at this stage is difficult to assess.

The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management’s best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

We have a limited operating history upon which to evaluate our performance, and have not yet generated profits or revenue.

We are a new company and have neither generated revenue, nor have we had any significant operating history. As such, it is difficult to determine how we will perform, as our core product has yet to come market.

Our auditor has issued a “going concern” opinion.

Our auditor has issued a “going concern” opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. As of December 31, 2020, the date of our last audited financial statements, we had not yet commenced any revenue-generating activity. As of June 30, 2021, we had sustained a net loss of $2,453,624 and had an accumulated deficit of $4,271,629. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. While we were successful in raising a total of approximately $5,281,000 in two offerings (respectively, Regulation Crowdfunding and Regulation A+) and have undertaken other fundraising activities, our ongoing operational expenses are now approximately $500,000 per month without yet generating any corresponding revenue. Our failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to execute our business plan.

Our technology is not yet fully developed, and there is no guarantee that we will be able to develop and produce a fully working prototype of our core product.

We are still completing the Piestro prototype that will go into mass production. We still have significant engineering and development work to do before we are ready to deliver a working version of our product and attain revenue. We may be unable to convert our prototype to a prototype that can easily be replicated and put into mass production. Additionally, we may not be able to make a transition to mass production, either via in-house manufacturing or contract manufacturers.

We will be required to raise additional capital in order to develop our technology and prototype.

We will not be able to sell or distribute a working version of our product if we cannot raise debt or equity financing.

Our company does not yet hold any patents on any products or technology.

We do not yet hold any patents on our product, and so cannot guarantee that our product or technology is proprietary nor that it may be copied by another competitor. Because of this, our technology is not currently proprietary and could be easily copied by other companies.

We rely on a small management team to execute our business plan.

Our management team is currently small and made up of only two part-time individuals, Massimo Noja de Marco and Kevin Morris, whom we rely on to help us raise funds and help grow our business. Our partnership and relationship with Wavemaker Labs is crucial for us to achieve our growth plan.

Our failure to attract and retain highly qualified personnel in the future could harm our business.

As the Company grows, it will be required to hire and attract additional qualified professionals such as software engineers, robotics engineers, machine vision and machine learning experts, project managers, regulatory professionals, sales and marketing professionals, accounting, legal, and finance experts. The Company may not be able to locate or attract qualified individuals for such positions, which will affect the Company’s ability to grow and expand its business.

Our future revenue plans rely on white-labeling our product to existing pizza chains.

Our largest stream of projected revenue comes from selling our pods as “white-labeled” products to existing pizza chains. If we are unable to realize these sales, our business model and go-to-market strategy will be jeopardized.

We may not find suppliers to manufacture the machines.

Piestro does not manufacture the machines completely in house. We obtain components from third-party manufacturers and suppliers in order to build our current demonstration products. We expect to continue this arrangement when ready to produce machines for sale, as we refine the manufacturing process. Producing at scale in the future will require a third-party manufacturer to be the principal party responsible for assembly. We have not yet engaged manufactures for that function, and without the right suppliers, Piestro may not be able to build our machines at a price point acceptable to the market, which would harm our financial prospects.

The Company’s business model is capital intensive.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company’s business plan. In order to achieve near and long-term goals, the Company may need to procure funds beyond those raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We could be adversely affected by product liability, personal injury or other health and safety issues.

As with any company serving food, we must adhere to strict health and safety standards. We could suffer significant reputational damage and financial liability if we experience any of the foregoing health and safety issues or incidents, which could have a material adverse effect on our business operations, financial condition and results of operations.

Competitors may have more resources and/or greater market recognition than we do.

Because we are a new entrant to the pizza vending machine market, there are already a number of companies who may have more resources and/or greater market recognition than we do. Because of this, we may face issues developing a product and technology that can compete with other players in the market. We will be at a disadvantage, to the extent we are a new entrant with less resources and/or lesser market recognition and penetration.

We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.

In order to continue to operate and grow the business, we will likely need to raise additional capital beyond this current financing round by offering shares of our Common or Preferred Stock and/or other classes of equity. All of these would result in dilution to our existing investors, plus they may include additional rights or terms that may be unfavorable to our existing investor base. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

We may never have an operational product or service.

It is possible that there may never be a fully operational Piestro vending machine or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Certain data and information in this offering circular were obtained from third-party sources and were not independently verified by the Company.

This offering circular contains certain data and information that we obtained from various publicly available third-party publications. We have not independently verified the data and information contained in such third-party publications and we did not commission any such third party for collecting or providing the data used in this offering circular. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods we would have used. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information. Further, none of these sources are incorporated by reference into this offering circular.

Risks Related to the Securities in this Offering

There is no current market for any shares of the Company's stock.

There is no formal marketplace for the resale of the Preferred stock or any of the Company’s Common Stock. Shares of Common Stock may be traded over-the-counter by individual holders to the extent any demand exists. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. The Company has no plans to list any of its shares on any OTC or similar exchange.

The Company has converted all outstanding shares of Common Stock into Class F Stock as of April 2020

As of April 2020, all outstanding shares of Common Stock have been converted into Class F Stock. This includes all Common Stock held by our Founders. Upon each equity financing, 10% of the shares of Class F Stock held by each holder of Class F Stock will automatically convert into shares of the subsequent series of preferred stock of the Corporation that is issued in the equity financing round at the applicable Conversion Ratio.

Our Certificate of Incorporation include automatic conversion provisions covering the stock issued to our Founders.

Under the terms of our Certificate of Incorporation our Class F Stock will convert into a class of preferred stock subject to the availability of a securities law exemption for the conversion. See "Securities Being Offered" for more information on these conversion terms. These conversion terms may incentivize certain purchasers to purchase shares directly from our founders, or encourage our founders to provide advantageous terms to future investors, terms at which our founders will be able to participate in a limited capacity as well. As such, there may be instances where conflicts could arise between the interests of our holders of Class F Stock and the interests of investors in this offering.

We are offering Bonus Shares to some investors in this offering, which effectively gives them a discount on their investment.

Certain investors in this offering who invest more than $5,000, $10,000, or $20,000, are entitled to receive Bonus Shares as a specific percentage of the amount of their investment. The Bonus Shares effectively give such investors in this offering a discount on their investment. Therefore, the value of shares of investors who invest less than $5,000 and pay the full price for the Common Stock in this offering will be immediately diluted by investments made by investors entitled to receive the Bonus Shares, who will effectively pay a lower price per share.

Your rights as a holder of Common Stock may be limited by the number of shares held by Future VC, LLC.

Future VC, LLC owns 2,268,159 shares of Class F Stock. If we raise $100,000 in this offering, Future VC, LLC will directly control 41% of total outstanding stock (excluding any issued Bonus Shares), and if we raise the maximum amount, Future VC, LLC will directly control 30% of total outstanding stock (excluding any issued Bonus Shares). Future VC, LLC’s effective control will be 89% or 66%, respectively, if we raise $100,000 or the maximum amount, by virtue of Common Stock holders providing an irrevocable proxy to vote their shares to the Company’s President, James Jordan, who controls Future VC, LLC. The Class F Stock is entitled to certain protective provisions, as described in herein under “Securities Being Offered” and the Company’s Amended and Restated Certificate of Incorporation. Any vote in regard to the approval or disapproval of those items listed under the protective provisions would be either controlled by or substantially influenced by Future VC, LLC, potentially against the interests of the rest of the Common Stock holders, which have provided an irrevocable proxy to vote their shares to the Company’s President.

We have not set a minimum offering amount for this offering.

We have not set a minimum offering amount for this offering. This means that we will accept and have access to funds as they are received, but we may never raise enough to execute the business plan or even cover the costs of the offering.

Investors in the company’s Common Stock have assigned their voting rights.

In order to subscribe to this offering, each investor will be required to grant an irrevocable proxy, giving the right to vote its shares of Common Stock to the company’s President. This irrevocable proxy will limit investors’ ability to vote their shares of Common Stock until the events specified in the proxy, which include the company’s IPO or registration as a Exchange Act reporting company, which may never happen.

Our Subscription Agreement for this Offering, as well as our Bylaws, as amended, include forum selection provision, which could result in less favorable outcomes to the plaintiff(s) in any action against the Company.

Our subscription agreement for this offering, as well as our Bylaws, as amended, include forum selection provisions that requires any claims against the Company by subscribers or stockholders not arising under the federal securities laws to be brought in a court of competent jurisdiction in California, or the Court of Chancery State in the state of Delaware, respectively. This forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See “Plan of Distribution and Selling Security Holders.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: “Credit Cards and Investments – A Risky Combination,” which explains these and other risks you may want to consider before using a credit card to pay for your investment.

You will need to keep records of your investment for tax purposes.

As with all investments in securities, if you sell our Common Stock at a profit or loss, you will probably need to pay tax on the long- or short-term capital gains that you realize or apply the loss to other taxable income. If you do not have a regular brokerage account or your regular broker will not hold our Common Stock for you (and many brokers refuse to hold securities issued under Regulation A) there will be nobody keeping records for you for tax purposes. You will have to keep your own records and calculate the gain or loss on any sales of the Common Stock.

Risks Related to COVID-19

The Impact of COVID-19 could slow development and distribution of our product.

Due to COVID-19, the Company may experience delays related to manufacturing, assembly, and distribution of products. The impact continues to evolve, and its future effects are uncertain. Due to COVID-19, the Company may be limited at times with regard to the number of engineers that can work on the product at any given time in order to maintain safe social distancing. Furthermore, as mentioned above, the company relies on third-party manufacturers in some instances, and those manufacturers may experience delays as well.

We are and may continue to be significantly impacted by the worldwide economic downturn due to the COVID-19 pandemic.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Company’s shares and investor demand for shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Specifically, COVID -19 may impact the production and distribution of Piestro. If we are unable to produce our products due to manufacturing strains, we may not be able to distribute our product quickly and scale our business. This impact would mean we’d need to raise additional capital in order to meet our revenue targets.

Dilution

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders, giving effect to full conversion of all outstanding stock options, and assuming that the shares are sold at $10.39 per share. The schedule presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the Company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

							Effective Cash Price
					Total Issued		per Share at Issuance
				Potential	and Potential		or Potential
	Date Issued	Issued Shares		Shares	Shares		Conversion
Class F Shares	2017 - 2018	2,882,332	(2)		2,882,332		$0.11
Common Stock
Securities Issued Under Rule 506	2020 - 2021	147,499			147,499		$1.53
Regulation CF Offering	2020	699,886			699,886		$1.50
March 2021 Regulation A+ Offering	2021	1,794,984			1,794,984		$2.36

Warrants
$0.01 Warrants	2021			564,798	564,798	(1)	$0.01
$0.27 Warrants	2021			743,619	743,619	(1)	$0.27
$0.50 Warrants	2020			32,967	32,967	(1)	$0.50

Options
$0.50 Options	2018-2021			659,340	659,340	(1)	$0.50
$1.63 Options	2020-2021			172,418	172,418	(1)	$1.63
Unallocated Options				2	2

Total Common Share Equivalents		5,524,701		2,173,144	7,697,845		$0.86

Investors in Reg A+ offering, assuming full amount raised(3)	2022			1,924,928	1,924,928		$10.39

Total After Inclusion of this Offering		5,524,701		4,098,072	9,622,773		$2.77

(1)	Assumes conversion at exercise price of all outstanding warrants and options
(2)	Assumes conversion of all issued preferred shares to common stock
(3)	The Company may issue up to 288,739 shares of Common Stock as Bonus Shares in this offering. The Bonus Shares will be issued without any additional consideration received by the company. If we issue all Bonus Shares in this offering, the effective cash price per share paid by investors in this offering would be $9.03

The following table demonstrates the dilution that new investors will experience upon investment in the Company. This table uses the Company’s net tangible book value as of June 30, 2021 of ($2,184,783), which is derived from the net equity of the Company, less intangible assets, in the June 30, 2021 unaudited financial statements. This tangible net book value is then adjusted to contemplate conversion of all other convertible instruments outstanding at current that would provide proceeds to the Company. The offering costs assumed in the following table include commissions to Dalmore Group, LLC, as well as legal and accounting fees incurred for this Offering. The table presents three scenarios for the convenience of the reader: a $100,000 raise from this offering, a $10,000,000 raise from this offering, and a fully subscribed $20,000,000 raise from this offering (maximum offering).

On Basis of Full Conversion of Issued Instruments	$0.1 Million Raise		$10 Million Raise		$20 Million Raise
Price per Share	$10.39		$10.39		$10.39
Shares Issued, excluding Bonus Shares (3)	9,625		962,464		1,924,928
Capital Raised	$100,000		$10,000,000		$20,000,000
Less: Offering Costs	$(47,250)		$(146,250)		$(246,250)
Net Offering Proceeds	$52,750		$9,853,750		$19,753,750
Net Tangible Book Value Pre-financing	$(1,351,163	)(2)	$(1,351,163	)(2)	$(1,351,163	)(2)
Net Tangible Book Value Post-financing	$(1,298,413)		$8,502,587		$18,402,587

Shares issued and outstanding pre-financing	7,697,843	(1)	7,697,843	(1)	7,697,843	(1)

Post-Financing Shares Issued and Outstanding	7,707,468		8,660,307		9,622,771

Net tangible book value per share prior to offering	$(0.176)		$(0.176)		$(0.176)
Increase/(Decrease) per share attributable to new investors	$0.007		$1.157		$2.088
Net tangible book value per share after offering	$(0.168)		$0.982		$1.912
Dilution per share to new investors ($)	$10.558		$9.408		$8.478
Dilution per share to new investors (%)	101.62%		90.55%		81.59%

(1)	Assumes conversion of all issued Class F shares to common stock, conversion of 1,341,384 outstanding stock warrants (providing proceeds of $222,909 to net tangible book value), and conversion of 831,758 outstanding stock options (providing proceeds of $610,711 to net tangible book value).
(2)	Net Tangible Book Value is adjusted for conversion proceeds for the outstanding warrants and stock options discussed at (1).
(3)	The Company may issue up to 288,739 shares of Common Stock as Bonus Shares in this offering. The Bonus Shares will be issued without any additional consideration received by the company.

The next table is the same as the previous but adds in consideration of authorized but unissued stock options, presenting the fully diluted basis. This adds 2 pre-financing shares outstanding and is not adjusted for potential conversion proceeds on the hypothetical exercise of these options.

On Basis of Full Conversion of Issued Instruments and Authorized but Unissued Stock Options	$0.1 Million Raise		$10 Million Raise		$20 Million Raise
Price per Share	$10.39		$10.39		$10.39
Shares Issued, excluding Bonus Shares (3)	9,625		962,464		1,924,928
Capital Raised	$100,000		$10,000,000		$20,000,000
Less: Offering Costs	$(47,250)		$(146,250)		$(246,250)
Net Offering Proceeds	$52,750		$9,853,750		$19,753,750
Net Tangible Book Value Pre-financing	$(1,351,163	)(2)	$(1,351,163	)(2)	$(1,351,163	)(2)
Net Tangible Book Value Post-financing	$(1,298,413)		$8,502,587		$18,402,587

Shares issued and outstanding pre-financing,assuming full conversion and authorization but unissued stock options	7,697,845	(1)	7,697,845	(1)	7,697,845	(1)

Post-Financing Shares Issued and Outstanding	7,707,470		8,660,309		9,622,773

Net tangible book value per share prior to offering	$(0.176)		$(0.176)		$(0.176)
Increase/(Decrease) per share attributable to new investors	$0.007		$1.157		$2.088
Net tangible book value per share after offering	$(0.168)		$0.982		$1.912
Dilution per share to new investors ($)	$10.558		$9.408		$8.478
Dilution per share to new investors (%)	101.62%		90.55%		81.59%

(1)	Assumes conversion of all issued Class F shares to common stock, conversion of 1,341,384 outstanding stock warrants (providing proceeds of $222,909 to net tangible book value), conversion of 831,758 outstanding stock options (providing proceeds of $610,711 to net tangible book value), and conversion of authorized but unissued stock options of 2 shares (no adjustment for proceeds contemplated in the calculations).
(2)	Net Tangible Book Value is adjusted for conversion proceeds for the outstanding warrants and stock options discussed at (1).
(3)	The Company may issue up to 288,739 shares of Common Stock as Bonus Shares in this offering. The Bonus Shares will be issued without any additional consideration received by the company.

The final table is the same as the previous two but removes the assumptions of conversion of options and warrants and consideration of authorized but unissued stock options, instead only presenting issued shares (common shares, plus the assumption of conversion of all issued and outstanding Class F shares).

On Issued and Outstanding Basis:	$0.1 Million Raise	$10 Million Raise	$20 Million Raise
Price per Share	$10.39	$10.39	$10.39
Shares Issued, excluding Bonus Shares (1)	9,625	962,464	1,924,928
Capital Raised	$100,000	$10,000,000	$20,000,000
Less: Offering Costs	$(47,250)	$(146,250)	$(246,250)
Net Offering Proceeds	$52,750	$9,853,750	$19,753,750
Net Tangible Book Value Pre-financing	$(2,184,783)	$(2,184,783)	$(2,184,783)
Net Tangible Book Value Post-financing	$(2,132,033)	$7,668,967	$17,568,967

Shares Issued and Outstanding Pre-Financing	5,524,701	5,524,701	5,524,701

Post-Financing Shares Issued and Outstanding	5,534,326	6,487,165	7,449,629

Net tangible book value per share prior to offering	$(0.395)	$(0.395)	$(0.395)
Increase/(Decrease) per share attributable to new investors	$0.010	$1.578	$2.754
Net tangible book value per share after offering	$(0.385)	$1.182	$2.358
Dilution per share to new investors ($)	$10.775	$9.208	$8.032
Dilution per share to new investors (%)	103.71%	88.62%	77.30%

(1)	The Company may issue up to 288,739 shares of Common Stock as Bonus Shares in this offering. The Bonus Shares will be issued without any additional consideration received by the company.

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares, whether as part of a capital-raising event, or issued as compensation to the company’s employees or marketing partners. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most development stage companies do not pay dividends for some time).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company, but her stake is worth $200,000.

●	In June 2015, the company has run into serious problems, and in order to stay afloat, it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company, and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. In some cases, dilution can also completely wipe out the value of investments made by early investors, without any person being at fault.

Investors should understand how dilution works and the availability of anti-dilution protection.

Use of Proceeds To The Issuer

Assuming a maximum raise of $20,000,002 to the Company, the net proceeds of this offering would be approximately $19,753,750 after subtracting estimated offering costs of $200,000 to Dalmore Group, LLC in commissions, and $46,250 in audit, legal, and filings fees. If Piestro successfully raises the maximum amount under this raise, the Company intends to fund ongoing product development efforts, including manufacturing; hire additional personnel in engineering and sales; and deploy strategic marketing to bring in more leads and customers.

Assuming a raise of $10,000,000, representing 50% of the maximum offering amount, the net proceeds would be approximately $9,853,750 after subtracting estimated offering costs of $100,000 to Dalmore Group, LLC in commissions and $46,250 in audit, legal, and filings fees. In such an event, Piestro would spend less on a sales and marketing and hire fewer engineers but still be able to fund its minimum viable product and move into full production.

Assuming a raise of $100,000, representing 5% of the maximum offering amount, net proceeds would be approximately $52,750 after subtracting estimated offering costs of $1,000 to Dalmore Group, LLC in commissions and $46,250 in audit, legal, and filings fees.

Please see the table below for a summary our intended use of proceeds from this offering:

The Company does not intend to use any proceeds from this offering to pay back any outstanding promissory notes.

Please see the table below for a summary our intended use of proceeds from this offering:

			Maximum Offering
Total Raise	$100,000	$10,000,000	$20,000,000
Commissions	$1,000	$100,000	$200,000
Fixed Costs	$46,250	$46,250	$46,250
Net Proceeds	$52,750	$9,853,750	$19,753,750

Percent
Allocation	Category	%	Category	%	Category
30%	Product Development	30%	Product Development	30%	Product Development
40%	Payroll	40%	Payroll	40%	Payroll
10%	General Administrative	10%	General Administrative	10%	General Administrative
20%	Marketing	20%	Marketing	20%	Marketing

Because the offering is a “best efforts,” we may close the offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this offering.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

Our Business

Company History

Piestro was incorporated on December 4, 2017 when the team saw the need for an automated pizza vending machine to make and deliver fresh artisanal pizza with the press of a button. With a wealth of experience in automation and kitchen technology, the team sees an increasing demand for high-quality products and quick, convenient service in the fast-food industry, not to mention in the growing artisanal pizza market. Traditional pizza restaurants endure low profit margins due to high labor and real estate costs, and oftentimes sacrifice food quality for quick and easy delivery. Piestro provides a robotic vending machine solution that decreases the labor and real estate costs associated with traditional pizzerias, while delivering a fast, high-quality food experience to feed the needs of consumers and innovative restaurants.

Our CEO, Massimo Noja de Marco, has over 30 years of experience in the food and hospitality industry. He served as a director at Wolfgang Puck Catering and owned and operated PH+E, a boutique consulting firm focusing on opening restaurants across the US, Mexico and Europe. He co-founded Kitchen United to increase automation in the food industry and provide small restaurants with access to commercial kitchen spaces. Additionally, he created culinary expansion in the food delivery realm with Kitchen United. A seventh-generation family restaurant operator from Milan, Italy, Massimo leads Piestro’s efforts in developing an authentic, easily accessed, automated pizzeria.

Piestro’s development is amplified through Wavemaker Partners and Wavemaker Labs. With over $550 million in assets under management and headquarters located in Singapore and Los Angeles, Wavemaker Partners serves as a strategic lead institutional investor for Piestro. Furthermore, the team at Wavemaker Labs notably launched an AI-driven robotic kitchen assistant at Miso Robotics. Wavemaker Partners and its subsidiary Wavemaker Labs provide insights into food technology, robotic R&D expertise, and a team of strategic and technical experts for engineering the Piestro pizzeria. The advantages of being a Wavemaker Partners company are outlined further below.

Product Overview

Piestro is building a fully automated, fast and easily accessible pizzeria serving both direct consumers with their own Piestro Pizzerias and restaurants with white-labeled pods. The team has nearly completed its second prototype, which includes cold storage (refrigeration), a conveyor oven, ingredient dispensing, and transfer mechanisms to move pizza through the machine. Since the first semi-functional prototype, our team has successfully developed and integrated the machine’s refrigeration system, dough retrieval and transfer, and baking mechanisms. It has also updated and refined the ingredient dispensing processes. The team is currently finishing and integrating the machine’s slicing, boxing, and customer retrieval mechanisms, which will also represent new functionality since the first prototype. In the next iteration of the machine, we plan to integrate additional functionality, including sensors to detect capacity shortages and other issues.

Fully-Automated - Existing fast food, quick-service, and artisanal pizza restaurants operate with high labor and other operating costs. Piestro brings a start-to-finish automated pizza experience that will meaningfully decrease labor costs. With a menu selection of over eight different toppings, including sauce and cheese, consumers will be able to customize their pizza, which will be assembled right in front of them without human interaction, and receive a fully baked and boxed pizza in approximately 3 minutes.

Fast - The traditional fast food and dine-in pizzeria requires an average of 20-30 minutes of wait time, which further increases with customization. Piestro is working towards a fast food experience that only takes about 3 minutes.

Accessible - Since the Pizzeria is fully automated, it will be able to operate on a 24/7 basis. The current prototype only needs about 50 square feet of real estate to operate (and will shrink further in our pilot and production units), allowing the company to decreases real-estate costs required, when compared to traditional brick-and-mortar restaurants.  Through Piestro’s white-labeling go-to-market approach, the Company can empower existing pizza chains to expand their market reach at minimal cost and risk, when compared to opening new locations.

Made-to-Order - Piestro pizzerias allow customization with multiple topping choices and easy pre-ordering functionality. The touch screen pad and wireless applications will enable order-ahead to receive a freshly made pizza on-the-go. Piestro’s features will allow consumers to get high-quality, artisanal pizza with the freshest ingredients while watching an entertaining automated-pizzeria experience.

Market

The worldwide pizza restaurant market had a 2019 volume of $154 billion and is expected to increase to $230 billion by 2023. The fast food restaurant industry in the U.S. saw 3.8% annual growth to $293.1 billion over the five years leading up to 2020. Pizza restaurant sales is the highest growing segment in the United States fast food industry with $46.9 billion in revenue in 2019 and a compound annual growth rate (CAGR) of 3%. According to an IBISWorld report, consumer spending is expected to increase at a rate of 1.7% annually over the five years to 2024, and the increased spending power created a demand for high-quality food products and an increase in restaurant input costs. Pizza restaurant wages as a share of revenue increased to 40.2% in 2019, with an anticipated 1.1% annualized growth rate. The report further suggests consumers in the market spaces are becoming increasing conscious of food quality and the use of fresh and organic ingredients. Piestro enters into the space addressing the challenges of both increased labor costs and the demand for higher-quality food.

According to the Bureau of Labor Statistics, the Consumer Price Indices for food consumed away from home increased 3.1% in 2019, and the number of households earning over $100,000 is rising at an annualized 0.8% over the five years leading to 2024. The growth of wealthy households will generate higher demand for more expensive pizza restaurants and gourmet pizzas, which will help boost industry growth. Through continued trends of premiumization and menu adaptation, pizza restaurant chains will experience continued growth by targeting consumers from higher-income brackets. Chains catering to lower incomes are competing in a highly saturated marketplace, thus limiting opportunity for organic growth. Piestro’s ability to provide a variety of healthy made-to-order pizza options while catering toward the fast food delivery experience enables penetration in both tiers of the market.

Major players in the chained pizza restaurant market include Papa John’s, Pizza Hut, and Domino’s, which have all recently incorporated internet-based order and delivery services and increasing health conscious menu options. Alternative players in the made-to-order pizza customizing sector include restaurants such as Blaze Pizza LLC and MOD Pizza, which offer higher-quality ingredient options along traditional wood fired baking methods. Piestro presents competitive advantages in both categories by providing a made-to-order pizza with delivery services and a completely contact-free production process, ensuring food safety and quality.

Manufacturing

The strategy for manufacturing will evolve with production volumes, leveraging contract manufacturers to meet initial and medium-term demand while Piestro builds and fine tunes its internal production lines to service long-term demand. In the near term, all Piestro products will be produced internally and locally in order to maintain control over quality and cost, and most importantly, to ensure there is a direct source of feedback for ongoing product improvement.

Initial pre-production volumes, roughly on the order of 10-50 units, will be produced in small batches internally and through local manufacturers. This will allow Piestro to rapidly address any issues that may arise and help ensure a smooth ramp-up for the contract manufacturer. Once released for production, demand will be met by a combination of the output from the contract manufacturers, along with Piestro’s own internal production lines, the majority from the contract manufacturer at first. This will allow Piestro to focus on automation and quality programs without restricting production volumes. As production begins to scale, Piestro plans to use other manufacturing opportunities for faster production at lower costs.

Sales & Marketing

We believe our automated pizzeria will resonate with existing pizza chains and direct consumers because of its speed, convenience, quality production, and low costs. We plan to hold a dual revenue stream approach by both offering white-labeled partnerships for existing pizza restaurants and Piestro-branded machines for a direct-to-consumer model. In the later stage of the product development, we plan to enable additional features such as add-on beverage services and end-to-end delivery partnership. Because pizza has a popular demand globally, we also look to expand towards markets and franchises overseas.

For these reasons, our sales and marketing efforts are reliant upon two approaches.

(1)	Establishing real-estate locations for our Piestro-owned units through partnerships with operations such as co-working spaces, theme parks, and convenience stores; and

(2)	Partnering with existing pizza chains and restaurants as customers to white label the Piestro Pizzerias. These chains would benefit from growing their market reach without the significant costs and risks associated with opening new brick and mortar restaurants.

While Piestro has not yet formalized any commercial agreements, the Company is fielding a high volume of interest from potential partners and is actively engaged in negotiations with multiple potential corporate clients. None of these interested partners have entered into any formal agreements with the Company, and we cannot be assured of any discussions will result in commercial agreements.

Competition

There are existing direct competitors in the pizza automation space including Picnic, Basil Street, and Let’s Pizza. Amongst the competitors, Basil Street and Let’s Pizza have a similar start-to-finish ordering and dispensary vending machine product as Piestro, but neither of the machines allow the visionary experience for consumers to observe the whole dispensary and baking process. Picnic creates robotic pizza assembly machines that cannot accomplish the full process without human assistance. Although it is an approach toward automation, the company does not hold the same easily accessible features and direct consumer-facing capabilities as Piestro.

Picnic – Picnic was incorporated in December 2016, with its product being an automated, modular assembly line to streamline pizza making in the kitchen of existing restaurants. The Picnic machine performs any number of food assembly tasks in any order, completely configurable to any restaurant's process. It uses computer vision and deep learning to ensure output to exact standards.

Basil Street – Basil Street is a direct competitor to Piestro. Its Automated Pizza Kitchens (APK) are robotic vending machines consisting of a freezer, patent pending three element non-microwave speed oven, touchscreen terminal, frozen pizzas and a dispensing tray. Cook time is about 3 minutes for a 10-inch pizza, offered with 3 choices of toppings. Unlike Piestro’s glass display of the pizza assembly and baking process, Basil Street’s product features a video display screen at the front of the machine.

Let’s Pizza – Let’s Pizza features a vending machine prototype. The machine dispenses pre-portioned and pre-packaged ingredients with automatic kneaded dough to compile the product in under 3 minutes. It takes a conventional vending machine outlook with cash dispensary and botton-press display. The company is based in Europe and first launched in 2009 with a less customizable version of their product.

Competition also exists in current regional and national pizza restaurants. The customization features, 24/7 access and low labor and real estate cost will enable Piestro to generate a higher return and profit margins than comparable brick-and-mortar stores. Piestro’s ability to partner with delivery services and remote ordering features will further increase the competitiveness in both the traditional and automated pizza spaces.

Wavemaker Partners and Wavemaker Labs

As a Wavemaker Labs (organized as Future VC, LLC) company, Piestro has access to several valuable resources. Wavemaker is both a venture capital (“VC”) firm called Wavemaker Partners and a corporate venture studio called Wavemaker Labs under one roof, which brings value to Piestro in several ways:

Wavemaker Partners: Top-Decile Venture Capital Fund since 2003 with over $550 million assets under management

●	Capital - Wavemaker is the lead investor of Piestro and provides valuable insights from over 16 years in the venture ecosystem that will help Piestro in current and future capital raises.

●	Customer Introductions - With an extensive network, Wavemaker is able to provide Piestro access to LPs, acquirers, international corporations and other business relationships. Furthermore, Wavemaker Partners is part of the Draper Venture Network, which has 800+ relationships in 550+ corporations around the world. Access to any one of these relationships is one email away.

●	Global Network - Wavemaker is dual headquartered in LA and Singapore, which gives Piestro the ability to scale globally with extensive connections across multiple continents.

Wavemaker Labs: Corporate Innovation Venture Studio

●	Connections - Wavemaker Labs has internal teams spanning finance, marketing, human resources, and operations that can assist Piestro in growing its business.

●	Resources - Piestro benefits from economical office space, accounting, legal, and various other resources to keep the business lean during its early growth stages.

●	Product Acceleration - In-house roboticists and engineers are devoting time and energy to build the product, including software and hardware packages.

●	Focus and Track Record - Wavemaker Labs has a history of commercializing robotics in Food and Agriculture, which provides Piestro with valuable expertise and insights at minimal to no cost.

Employees

The Company is currently led by CEO Massimo Noja De Marco, COO Kevin Morris, and Director James Buckly Jordan. CEO Massimo Noja De Marco currently spends approximately two days a week in his role. Piestro also relies on part-time contractors for a variety of functions, including marketing, business development, and finance. As a part of our capital raise, we plan to hire a number of engineers to assist in future research and development, with the main goal of moving to production of our commercial unit. Additional hires will include individuals in sales, marketing, and administrative roles.

The Company’s Property

The Company is currently wrapping up a short-term lease and moving into the new offices of Wavemaker Labs in El Segundo, CA.

Management’s Discussion and Analysis on Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results – Fiscal Years Ended December 31, 2019 and 2020

Through fiscal years ended December 31, 2019 and 2020, the Company was in an early stage of development and had not generated revenue.

The Company focused the majority of time in 2019 on developing the concept for a pizza vending machine and did not commence research & development activities until 2020. As such, most costs in 2019 were solely related to general & administrative, totaling $34,256. In 2020, the Company focused the majority of its efforts and expenses on developing its first proof of concept prototype. As such, the Company incurred $1,347,123 in research and development (R&D) expenses during this time period. The Company also incurred $138,144 in general and administrative (G&A) expenses during this period, mostly related to business development and fundraising efforts.

The Company also incurred sales and marketing related costs totaling $10,045 in 2019 and $308,018 in 2020. In 2019, these were primarily related to branding and marketing as we started to develop the public-facing brand; in 2020, they expanded to promotion of the Company as part of our Regulation CF equity crowdfunding campaign.

Of note, Piestro is able to mitigate high costs associated with early hardware development because of the shared access to exceptional engineers and equipment in the Wavemaker Labs venture studio under the terms of our Master Services Agreement with Wavemaker Labs. As of December 31, 2020, the Company had incurred costs for services rendered by Wavemaker Labs totaling $1,442,949.

Operating Results – Fiscal Years Periods Ended June 30, 2020 and 2021

Through June 30, 2021, the Company has not recorded any revenues to date.

In the six months ended June 30, 2021, operating expenses were $2,460,802 compared to $705,197 for the 6 months ended June 30, 2020, representing an increase of 249%. The increase resulted from expenses associated with engineering, research and development, business development, marketing, and fundraising in service of producing its first fully functioning Piestro pod and preparing to manufacture multiple units of the product.

Our operating expense are also reflected in an accrued liability to Wavemaker Labs for services rendered under the Company’s Master Services Agreement with Wavemaker Labs, which included research & development activities to build the prototype and general support activities focused on business development and fundraising efforts.

We anticipate that operating expenses will increase further as we take on costs associated with manufacturing our product at greater scale and as we built out a more robust team to support all aspects of running the company as it goes to market - including business development, operations, fundraising, and other general support.

Liquidity and Capital Resources – Fiscal Years Ended December 31, 2019 and 2020

As of December 31, 2020, the Company’s cash on hand was $155,361, and the Company still had loans receivable of $989,745 from a related party, as well as $43,553 in interest receivable from that same related party. This is compared to a loan receivable balance of $250,000 and an interest receivable of $23,213 as of December 31, 2019 from the same related party.

The Company completed an oversubscribed Regulation CF equity crowdfunding campaign in 2020 which reached its target date having received gross investment commitments of $1,070,000, and ultimately resulted in gross proceeds of $1,052,980 after all investments were settled following the campaign close. Additionally, the Company raised $100,000 in a concurrent offering to accredited investors. Proceeds from the Regulation CF Offering and concurrent offering to accredited investors were used to support the significant increase in expenses described above.

Liquidity and Capital Resources – Fiscal Years Periods Ended June 30, 2020 and 2021

As of June 30, 2021, the Company had $37,932 in cash and cash equivalents.

In March 2020, the Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. As of June 30, 2021 and June 30, 2020, the Company had incurred $1,614,617 and $658,056, respectively, of fees under this agreement. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs. While we intend to repay all or a portion of this amount from proceeds of the offering, the Company has received assurances that Wavemaker Labs will not take action related to any amount due in default and will instead allow any outstanding liability to continue accruing at a rate of 2% per month.

During the six months ended June 30, 2021 and 2020, the Company received an aggregate of $180,000 and $13,000, respectively, in related party notes. During the six months ended June 30, 2021 and 2020, the Company incurred interest expense of $5,905 and $410, respectively. All notes bear interest at 3% per annum and mature in 2021.

In June 2018, the Company issued a loan to Wavemaker Partners V LP, with a total principal of $250,000 with a 6% compounded per annum interest rate. The maturity date of this loan is June 30, 2021. Effective June 30, 2021, the Company forgave the outstanding note with Wavemaker Partners V, LP, including accrued interest of $51,229. In exchange for the note’s forgiveness, two related parties contributed 117,668 Class F shares to the Company’s treasury. Accordingly, $301,229 was recorded to treasury stock.

In 2020, the Company loaned an aggregate of $739,745 to related parties Graze, Inc. and Wavemaker Labs, Inc. The loans, which are not documented through written agreements, bear interest from 3% to 6% per annum and mature in 2021. As of June 30, 2021, the loan principal and interest were repaid in full.

The Company launched a Regulation A+ offering on March 18, 2021 to raise up to an additional $5,000,000. This campaign closed on September 30,2021 having received gross investment commitments of $5,000,000, and has resulted in gross proceeds of $4,228,214 as of the date of this Offering Circular. The Company raised an additional $125,000 in 2021 through a subsequent offering to accredited investors.

In addition to this Regulation A+ crowdfunding offering, the Company may try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

Plan of Operations

We have not yet generated any revenues and we currently have a small team of full time and part time employees and consultants that have helped us achieve the progress we’ve realized to date. Over the next 12 months, we will focus on completing our current prototype, building and piloting a set of fully functional units, and starting production of our commercial machines following refinements informed by the aforementioned piloting. These product development efforts are cost-intensive, and we will be reliant on funds from the current Offering to achieve our plans.

If we raise the maximum amount of funds, we anticipate moving into production and beginning to generate revenue in 2022. In that case, we would not anticipate needing to raise additional capital for the business. However, raising less could result in requiring additional funds within 12 to 16 months, as we will remain in a capital-intensive period while we build up the Company’s revenue and gain production efficiencies with scale.

While we made tremendous progress in 2021, we faced some delays and increased costs which were driven largely by supply chain strains and delays reflecting challenges of COVID-19. Further impacts of COVID-19 may continue to affect our production, though we are doing everything in our control to mitigate these issues by diversifying our sourcing and making purchases as far in advance as possible. On the business side, although many businesses are financially impacted by COVID-19, we believe our product will see an increase in demand due to the touchless nature of the product. However, the effects of COVID-19 continue to evolve, and its long-term economic impacts are uncertain.

Trend Information

The Company increased expenses considerably during the first half of 2021 after having minimal expenses from launching in late 2017 through June 30, 2020. After raising capital through its Regulation CF campaign in 2020 and launching its Regulation A+ campaign in March 2021, the Company was able to ramp up product development efforts -and therefore expenses - in the second half of 2020 and in 2021.

The Company has increased expenses associated with engineering, research and development, business development, marketing, and fundraising in service of completing its first fully functional prototype, an outcome which is expected by the end of January, 2022. Any delays in the development process could affect the Company’s ability to meet this deadline. These delays could be the result of inadequate financing and capital, lack of manufacturing resources, or unforeseen delays in the development process.

In September 2021, the Company became a 50 percent owner of 800 Degrees Go, Inc., an entity formed on August 13, 2021. 800 Degrees Go, Inc. plans to scale a low-footprint, off-premise dining concept in the near term. In the future, it intends to expand further through custom automated pizzeria pods built for the company by Piestro. Piestro intends to provide these white labeled pods. The Company has also provided 800 Degrees Go, Inc. with a revolving loan, loaning $150,000 as of the date of this Offering Circular, to support launch and early operations.

Directors, Executive Officers, and Significant Employees

Name	Position	Age	Term in Office
Executive Officers
James Jordan	Chairman & President	41	Indefinite, appointed December 2017
Massimo Noja de Marco	CEO	58	Indefinite, appointed May 2020
Kevin Morris	COO	39	Indefinite, appointed September 2019
Directors
James Jordan	Director	41	Indefinite, appointed December 2017

Massimo De Marco, CEO

Massimo founded Kitchen United in 2017, a commercial kitchen service for brick & mortar and online restaurants where he also served as the CEO. He also owned and operated PH+E, a boutique consulting firm focusing on opening restaurants, hotels and bars across the US, Mexico and Europe from 2014 to 2019. Previously, he was the Vice President of Operations Hospitality at Wolfgang Puck Catering and Events, overseeing operations for all venues in southern California. Formerly, Massimo owned and operated restaurants in NYC and LA and ran the Food and Beverage Department for The Ritz Carlton in Marina Del Rey and Hillcrest Country Club in Beverly Hills. Massimo is a seventh-generation Hospitality professional in the Lake District outside of Milan, Italy, where he graduated with a degree in Hospitality Management and a Bachelors in Public Relations from IULM University in Milan. For three years he ran his family’s business composed of boutique hotels and restaurants in Italy.

Kevin Morris, COO

COO Kevin Morris also oversees operations, finance and strategy at Wavemaker Labs, a corporate venture studio founded in 2016. In addition, he is CFO and director of 800 Degrees Go, Inc. and serves as the CFO of Miso Robotics, a robotic kitchen assistant company in Southern California; CFO of Future Pearl Labs, Inc. (dba Bobacino), developer of an autonomous boba tea shop; Principal Financial Officer of Graze, Inc, developer of an autonomous commercial lawnmower; and CFO of Future Acres, Inc., developer of an autonomous farm transport robot. Previously, Morris was COO/CFO of Denim.LA, Inc. (dba DSTLD), where he oversaw operations, finance, customer service and market strategy and analytics from 2014-2019. Before DSTLD, Morris was the Vice President of Sales at Elegant Sports (Adidas Gymnastics) from 2013-2014 and worked at the International Revenue Management sector of American Airlines from 2012-2013. He obtained an MBA from the UCLA Anderson School of Management in 2011.

James Buckly Jordan, Director & President

James Jordan has been a Partner at Wavemaker Partners since 2018 and founded Wavemaker Labs, a corporate venture studio in 2016. He also serves as the CEO of Miso Robotics, a company that produces robotic kitchen assistants in Southern California, and serves as a director of 800 Degrees Go, Inc., as well as multiple early stage companies in the robotics space being developed out of Wavemaker Labs, including Graze, Inc., developer of an autonomous commercial lawnmower; Future Pearl Labs, Inc. (dba Bobacino), developer of an autonomous boba tea shop; and Future Acres, Inc., developer of an autonomous farm transport robot. Previously, Jordan was Managing Partner at early stage venture fund Canyon Creek Capital, a position he has held since 2010. Jordan is a technologist and early stage venture investor with a successful track record of building businesses at the leading edge of technology and in transformative high-growth markets, such as robotics, digital media, and consumer products. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media and others. His operating expertise was honed during his time as a management consultant, working on Capitol Hill in Senator Arlen Spector’s office, and as an Army Blackhawk Pilot.

Compensation of Directors and Executive Officers

Through December 31, 2021, we compensated our three highest paid directors and executive officers as follows:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
James Jordan	Chairman and President	$0	$0	$0
Massimo Noja de Marco	CEO	$144,000	$0	$144,000
Kevin Morris	COO	$0	$0	$0

The Company hired Massimo Noja de Marco as CEO in April 2020. His equity compensation includes 412,088 shares of Common Stock of the Company granted as stock options, 164,835 of which vest over 4 years with a 1-year cliff. The remaining 247,253 have no vesting schedule.

The Company hired Kevin Morris as COO in September of 2019. His compensation includes equity equal to 62,967 shares of Common Stock of the Company granted as stock options, which vest fully over 4 years with a 1-year cliff.

Security Ownership of Management and Certain Security Holders

Title of Class	Name and address of beneficial owner(1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class F Stock	James Jordan	2,268,159 shares held through Future VC, LLC.	N/A	78.69%
Class F Stock	Future VC, LLC	2,268,159 shares held directly	N/A	78.69%
Common Stock	James Jordan	N/A	30,000 shares held as stock options	3.61%
Common Stock	Kevin Morris	N/A	62,967 shares held as stock options	7.57%
Common Stock	Massimo Noja De Marco	N/A	412,088 shares held as stock options	49.54%
Common Stock	All directors and officers as a group	N/A	505,055 shares held as stock options in total	60.72%
Class F Stock	All directors and officers as a group	2,268,159 Class F shares held in total	N/A	78.69%

(1) All addresses are c/o Future VC, LLC, 1661 E. Franklin Avenue, El Segundo, CA 90245.

Amounts are as of December 2021. The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

James Jordan owns a majority of the voting control of Future VC, LLC via his ownership of 2,268,159 shares.

Stock Incentive Plan

In April 2020, the Company adopted the Future Labs VI, Inc. 2020 Stock Plan (“2020 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2020 Plan was 831,760 shares as of June 30, 2021. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2020 Plan’s inception. As of the date of this Offering Circular, there are 2 shares available for grant under the 2020 Plan. Options issued under the plan include the 412,088 to Massimo Noja de Marco, as identified above.

Interest of Management and Others in Certain Transactions

In June 2018, the Company issued a loan to Wavemaker Partners V LP, with a total principal of $250,000 with a 6% compounded per annum interest rate. The maturity date of this loan is June 30, 2021. Effective June 30, 2021, the Company forgave the outstanding note with Wavemaker Partners V, LP, including accrued interest of $51,229. In exchange for the note’s forgiveness, two related parties contributed 117,668 Class F shares to the Company’s treasury. Accordingly, $301,229 was recorded to treasury stock.

On November 1, 2018, the Company loaned $40,000 to a related party, Future VC, LLC, under a secured promissory note bearing 3% simple interest per annum. The loan principal and interest were repaid in full on April 1, 2019.

In 2020, the Company loaned an aggregate of $739,745 to related parties Graze, Inc. and Wavemaker Labs, Inc. The loans bear interest from 3% to 6% per annum and mature in varying dates through 2021. As of June 30, 2021, the principal and interest for these loans were repaid in full.

On March 21, 2019, the Company borrowed $800 under a secured promissory note with a related party. The note bears interest at 3% per annum. The note was payable in full on March 21, 2020, the maturity date. During the year ended December 31, 2019, the Company had recognized $1 of interest expense. This note was repaid during 2019.

As of June 30, 2021, the Company had incurred unpaid related-party costs (accounts payable) of $1,946,534, of which $1,614,617 was for services rendered by Wavemaker Labs, as indicated in the Financial Discussion above.

In March 2020, the Company signed a Master Services Agreement (“MSA”) with Wavemaker Labs, Inc., where Wavemaker Labs would provide various consulting services for the Company. The services performed include financial, business development, product development, and engineering consulting work pursuant to specific statements of work. Wavemaker Labs has common ownership with the Company via all of its Class F shareholders, including Future VC, LLC. As a part of this MSA, Wavemaker Labs will invoice the Company as much as twice a month for each hour of labor exerted and all materials expenses.

In September 2021, the Company signed an agreement (the “Sales Representative Agreement,” attached hereunto as Exhibit 6.6) with 800 Degrees Go, Inc. – of which the Company is a 50% owner, as mentioned in Trend Information above – granting 800 Degrees Go, Inc. exclusive rights to franchise and operate “800º GO pods” – as opposed to any other automated pizzeria vending machines produced by Piestro, Inc. to be franchised or operated by Piestro, Inc. or any other entity. This exclusivity is limited to specified geographical regions and timeframes and is contingent upon 800 Degrees Go, Inc. meeting certain performance milestones, defined as reaching specified sales targets.In October 2021, the Company signed an agreement whereby it has agreed to lend 800 Degrees Go, Inc. a revolving loan of up to an aggregate principal amount of $1,000,000 under a senior secured promissory note bearing 3% simple interest per annum. The anticipated maturity date for the note is December 31, 2022. As of the date of the Offering Circular, $150,000 has been loaned under this note.

The Company plans to use Wax, Inc. as a third-party transfer agent.  Wax, Inc. is majority controlled by Future VC, LLC. The Company has not yet finalized commercial terms with Wax, Inc. for any services.

Securities Being Offered

General

The Company is offering Common Stock to investors in this offering. As such, under this Offering Statement, of which this Offering Circular is part, the Company is qualifying up to 1,924,928 shares of Common Stock, plus up to 288,739 shares of Common Stock to be issued as Bonus Shares. The shares of Common Stock will be subject to an irrevocable proxy whereby all voting rights will be held by the company's President.

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation and our Bylaws, copies of which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation, and our Bylaws, and applicable provisions of the Delaware General Corporation Law.

Immediately following the completion of this offering, our authorized capital stock will consist of 10,000,000 shares of Common Stock, $0.0001 par value per share. Additionally, our authorized capital stock will consist of 5,000,000 shares of Preferred Stock, and 3,000,000 shares of Class F Stock, $0.0001 par value per share.

Common Stock

Voting Rights and Proxy

Each holder of Common Stock has the right to one vote per share of Common Stock, and be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The holders of Class F Stock and Common Stock will vote together as a single class on all matters, except as required by applicable law. The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company’s President to (i) vote all securities held of record by the investor (including any shares of the Company’s capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement. The full subscription agreement appears as Exhibit 4 to the Offering Statement of which this Offering Circular forms a part.

Election of Directors

Elections of directors don’t need to be by written ballot unless the Bylaws of the Corporation shall so provide.

Dividend Rights

Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Stock shall, in lieu thereof, receive shares of Class F Stock or rights to acquire shares of Class F Stock, as the case may be, and the holders of shares of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock, as the case may be.

Liquidation Rights

In the event of any Liquidation Event, whether voluntary or involuntary, the entire assets and funds of the Corporation legally available for distribution will be distributed among the holders of the Class F Stock and the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Class F Stock into Common Stock).

Other Rights

Neither the Class F Stock nor the Common Stock is redeemable by any holder thereof.

Class F Stock

General

Our Class F Stock has been issued to founders of the Company. Under the terms of our Amended and Restated Certificate of Incorporation, we are authorized to issue up to 3,000,000 shares of our Class F Stock. As of November 2020, 3,000,000 shares have been issued. As provided by the Company’s Amended and Restated Articles of Incorporation, following the closing on a preferred equity financing, 10% (or 300,000) shares of the Company’s Class F Stock will be converted into shares of the subsequent series of preferred stock.

Dividend Rights

Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Stock shall, in lieu thereof, receive shares of Class F Stock or rights to acquire shares of Class F Stock, as the case may be, and the holders of shares of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock, as the case may be.

Election of Directors

Elections of directors do not need to be by written ballot unless the Bylaws of the Corporation shall so provide.

Voting Rights

Each holder of the Class F is entitled to one vote for each share of Common Stock, which would be held by each stockholder if all of the Class F was converted into Common Stock. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number. Holders of Class F Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Class F Stock, Common Stock, and Preferred Stock provided that in accordance with the terms of the Company’s Amended and Restated Certificate of Incorporation.

As long as any shares of Class F Stock shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of a majority of the outstanding shares of Class F Stock, (i) amend, alter or repeal any provision of this Certificate of Incorporation or bylaws of the Corporation if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Stock; (ii) increase or decrease the authorized number of shares of Class F Stock or Common Stock; (iii) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Liquidation Event; or (iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, or consent to any of the following.

Liquidation Rights

In the event of any Liquidation Event, whether voluntary or involuntary, the entire assets and funds of the Corporation legally available for distribution will be distributed among the holders of the Class F Stock and the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Class F Stock into Common Stock).

Conversion Rights

Upon each equity financing ten percent (10%) of the shares of Class F Stock held by each holder of Class F Stock will automatically convert into shares of the subsequent series of preferred stock of the Corporation that is issued.

Each share of Class F Stock is convertible at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into one fully paid and nonassessable share of Common Stock.

Any share of Class F Stock that is sold by the holder thereof in connection with a preferred equity financing shall, subject to restrictions on the transfer of such share under the bylaws of the Corporation or applicable agreements, automatically convert into shares of the Subsequent Preferred Stock at the applicable Conversion Ratio, effective immediately upon the purchase of such share of Class F Stock by an investor in connection with such Equity Financing (whether or not such investor otherwise participates in the Equity Financing).

Provisions of Note in Our Bylaws

Under Article VII of our Bylaws, as amended, the sole and exclusive judicial forum for the following actions will be the Court of Chancery of the State of Delaware:

(1) Any derivative action or proceeding brought on behalf of the Corporation;

(2) Any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders;

(3) Any action asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Certificate of Incorporation or Bylaws;

(4) Any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws; or

(5) Any action asserting a claim against the Corporation governed by the internal affairs doctrine.

Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company. This provision does not apply to actions arising under the Securities Act. Further, it does not apply to actions arising under the Exchange Act as Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Plan of Distribution and Selling Security Holders

Plan of Distribution

The company is offering up to 1,924,928 shares of Common Stock for purchase by investors, plus up to 288,739 “Bonus Shares” under this Offering Statement, of which this Offering Circular is part. We intend for this offering to continue for up to one year following qualification by the SEC (January 27, 2023), or until sooner terminated by the company.

The Company has engaged Dalmore Group, LLC as its broker/dealer of record, but not for underwriting or placement agent services. Dalmore Group, LLC is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities.

Commissions and Discounts

The following table shows the total discounts and commissions payable to Dalmore Group, LLC in connection with this offering:

Per Share
Public Offering Price	$10.39
Commissions	$0.10
Proceeds, before expenses, to us	$10.29

Other Terms

Dalmore Group, LLC has also agreed to perform the following services in exchange for the compensation discussed above:

•	Review investor information, including KYC (Know Your Customer) data, perform AML (Anti-Money Laundering) and other compliance background checks, and provide a recommendation to the Company whether or not to accept investor as a customer of the Company;

•	Review each investors subscription agreement to confirm such Investors participation in the offering, and provide a determination to the Company whether or not to accept the use of the subscription agreement for the Investors participation;

•	Contact and/or notify the issuer, if needed, to gather additional information or clarification on an investor;

•	Not provide any investment advice nor any investment recommendations to any investor;

•	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or in our performance under this Agreement (e.g. as needed for AML and background checks);

•	Coordinate with third party providers to ensure adequate review and compliance.

In addition to the commission described above, the Company will also pay a one-time advance payment for out-of-pocket expenses of $5,000. The advance payment will cover expenses anticipated to be incurred by the firm such a preparing the FINRA filing, due diligence expenses, working with the Company’s SEC counsel in providing information to the extent necessary, and any other services necessary and required prior to the approval of the offering. Dalmore Group will refund a portion of the payment related to the advance to the extent it was not used, incurred or provided to the Company.

The Company has also engaged Dalmore as a consultant to provide ongoing general consulting services relating to the Offering such as coordination with third party vendors and general guidance with respect to the Offering. The Company will pay a one-time Consulting Fee of $10,000 for these services payable upon the issuance of a FINRA No Objection Letter. The Company will also pay a FINRA filing fee of $3,500.

Assuming the full amount of the offering is raised, we estimate that the total fees and expenses of the offering payable by the Company to Dalmore Group, LLC will be approximately $218,500 in cash.

Bonus Shares for Certain Investors

Certain investors in this Offering are eligible to receive bonus shares of Common Stock, which effectively gives them a discount on their investment. Those investors will receive, as part of their investment, additional shares for their shares purchased (“Bonus Shares”) up to 288,739 or 15% of the shares they purchase, depending upon the investment level of such investors. Investors that invest at least $5,000 in this offering will receive a 5% bonus. Investors that invest at least $10,000 will receive a 10% bonus. Investors that invest at least $20,000 will receive a 15% bonus.

Investment Perks for Certain Investors

The Company will provide the following perquisites (“Perks”) to Investors in this Offering who indicated interest in the campaign by “Reserving” shares (“Investors who Reserved Shares”). These Perks are in addition to the Shares purchased and will be provided at the investment levels defined below after a subscription for investment is accepted and the Offering is completed. Perks will comprise three tiers of credits (“Piestro Credit”) that can be used to purchase products from Piestro machines (e.g., pizza) whenever such products become available for purchase. Piestro Credit will be disbursed electronically in the form of coupons. These coupons will entitle holders to gift cards which can be used at time of purchase at Piestro machines and can be redeemed with the Company for such gift cards as soon as products become available for purchase at Piestro machines. Piestro Credit will not expire, nor will it have a redeemable cash value.

For an investment of at least $1,500, Investors who Reserved Shares will receive $100 in Piestro Credit. For an investment of at least $2,500, Investors who Reserved Shares will receive $200 in Piestro Credit. For an investment of at least $5,000, Investors who Reserved Shares will receive $300 in Piestro Credit.

We are of the opinion that these Perks do not have any cash value and do not alter the sales price or cost basis of the Securities in this Offering. Instead, the Perks are a “thank you” to Investors that help us achieve our mission. However, it is recommended that Investors consult with a tax professional to fully understand any tax implications of receiving Perks before investing.

Selling Security Holders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the Company.

Transfer Agent and Registrar

Wax, Inc. will serve as transfer agent to maintain shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

Investor’s Tender of Funds

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Common Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, ACH, credit card, or debit card only, checks will not be accepted. Upon acceptance of the investors’ subscriptions, funds tendered by investors will be made available to the Company for its use.

The minimum investment in this offering is $997.44, or 96 shares of Common Stock. Investors will be responsible for a $65 transaction fee paid directly to a third-party payment services processor at the time of investment. This fee is not considered part of the cost basis of the subscribed Securities but will count against the per investor limit set out in the subscription agreement.

Investors will be required to subscribe to the Offering via the third-party platform managed by Novation Solutions, Inc. and agree to the terms of the Offering, the subscription agreement, and any other relevant exhibit attached thereto. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

Provisions of Note in Our Subscription Agreement

Forum Selection Provision

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the Company based on the subscription agreement, not arising under the federal securities laws, to be brought in a state or federal court of competent jurisdiction in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. To the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company.

Proxy

The subscription agreement grants an irrevocable proxy to the company’s President to (i) vote all securities held of record by the investor (including any shares of the company’s capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investors party to the subscription agreement must agree to be bound by the terms of the proxy. The proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock.

PIESTRO, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2020 AND 2019

To the Board of Directors of

Piestro, Inc.

Santa Monica, California

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Piestro, Inc. (the “Company”), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders’ equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated revenues or profits since inception, incurred net losses of $1,773,765 and $28,588 for the years ended December 31, 2020 and 2019, respectively, and has incurred cash flows from operations for years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $1,818,005 and current liabilities exceeding current assets by $323,724. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

July 14, 2021

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

PIESTRO, INC.

BALANCE SHEETS

	December 31,
	2020	2019

ASSETS
Current assets:
Cash and cash equivalents	$155,361	$130
Loan receivable, related party	989,745	250,000
Interest receivable, related party	43,553	23,213
Escrow receivable	59,041	-
Deferred offering costs	24,967	-
Total assets	$1,272,667	$273,343

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	$1,442,949	$-
Accounts payable	94,018	-
Accrued expenses	8,808	-
Loan payable, related party	49,750	4,000
Interest payable, related party	866	46
Total liabilities	1,596,391	4,046

Commitments and contingencies (Note 10)

Stockholders' equity (deficit):
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, 0 and 0 shares issued and outstanding as of both December 31, 2020 and 2019	-	-
Class F stock, $0.0001 par value, 3,000,000 shares authorized, 3,000,000 and 0 shares issued and outstanding as of December 31, 2020 and 2019, respectively	300	-
Common stock, $0.0001 par value, 10,000,000 shares authorized, 782,956 and 3,000,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively	78	300
Additional paid-in capital	1,543,903	313,237
Subscription receivable	(50,000)	-
Accumulated deficit	(1,818,005)	(44,240)
Total stockholders' equity (deficit)	(323,725)	269,297
Total liabilities and stockholders' equity (deficit)	$1,272,667	$273,343

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

PIESTRO, INC.

STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2020	2019
Net revenue	$-	$-
Cost of net revenue	-	-
Gross profit	-	-

Operating expenses:
Research and development	1,347,123	-
Sales and marketing	308,018	10,045
General and administrative	138,144	34,256
Total operating expenses	1,793,285	44,301

Loss from operations	(1,793,285)	(44,301)

Other income (expense):
Interest income, related party	20,340	15,760
Interest expense, related party	(820)	(47)
Total other income (expense), net	19,520	15,713

Provision for income taxes	-	-
Net loss	$(1,773,765)	$(28,588)

Weighted average common shares outstanding - basic and diluted	998,661	3,000,000
Net loss per common share - basic and diluted	$(1.78)	$(0.01)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

PIESTRO, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

										Total
							Additional			Stockholders'
	Preferred Stock		Class F Stock		Common Stock		Paid-in	Subscription	Accumulated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	(Deficit)
Balances at December 31, 2018	-	$-	-	$-	$3,000,000	$300	$313,237	$-	$(15,652)	$297,885
Net loss	-	-	-	-	-	-	-	-	(28,588)	(28,588)
Balances at December 31, 2019	-	-	-	-	3,000,000	300	313,237	-	(44,240)	269,297
Conversion of common stock to Class F stock	-	-	3,000,000	300	(3,000,000)	(300)	-	-	-	-
Issuance of common stock	-	-	-	-	747,864	75	1,152,905	(50,000)	-	1,102,980
Issuance of common stock for services	-	-	-	-	35,092	4	57,196	-	-	57,200
Offering costs	-	-	-	-	-	-	(102,275)			(102,275)
Stock-based compensation expense	-	-	-	-	-	-	122,837	-	-	122,837
Net loss	-	-	-	-	-	-	-	-	(1,773,765)	(1,773,765)
Balances at December 31, 2020	-	$-	3,000,000	$300	782,956	$78	$1,543,903	$(50,000)	$(1,818,005)	$(323,725)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

PIESTRO, INC.

STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(1,773,765)	$(28,588)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	122,837	-
Common shares issued for services	57,200	-
Changes in operating assets and liabilities:
Interest receivable, related party	(20,340)	(15,328)
Accounts payable, related party	1,442,949	-
Accounts payable	94,019	-
Accrued expenses	8,808
Interest payable, related party	820	46
Net cash used in operating activities	(67,471)	(43,870)
Cash flows from investing activities:
Issuance of loans to related parties	(739,745)	-
Repayment of loans from related parties	-	40,000
Net cash provided by (used in) investing activities	(739,745)	40,000
Cash flows from financing activities:
Proceeds from related party loans	45,750	4,000
Proceeds from issuance of common stock, net of issuance costs	941,664
Offering costs	(24,967)	-
Net cash provided by financing activities	962,447	4,000
Net change in cash and cash equivalents	155,231	130
Cash and cash equivalents at beginning of period	130	-
Cash and cash equivalents at end of period	$155,361	$130

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash financing activities:
Subscription receivable	$50,000	$-
Escrow receivable	$59,041	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Piestro, Inc. (the “Company”) is a corporation formed on December 4, 2017 under the laws of Delaware as Future Labs VI, Inc. On November 25, 2020, the Company changed its name to Piestro, Inc. The Company was formed to sell automated pizza vending machines. The Company is headquartered in Santa Monica, California.

As of December 31, 2020, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $1,773,765 and $28,588 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $1,818,005 and current liabilities exceeded current assets by $323,724. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2020 and 2019, all of the Company's cash and cash equivalents were held at one accredited financial institution.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and 2019 amounted to approximately $250,000 and $10,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2020, the Company had capitalized deferred offering costs of $24,967.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2020 and 2019 are as follows:

	Year Ended
	December 31,
	2020	2019
Options to purchase common stock	666,923	-
Warrants	32,967	-
Total potentially dilutive shares	699,980	-

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	LOAN RECEIVABLE, RELATED PARTY

The following is a summary of related party loan receivables by entity as of December 31, 2020 and 2019:

	Accrued Interest
	as of December 31,	Outstanding Balance as of December 31,
Name	2020	2020	2019
Future Labs V, Inc.	$185	$9,500	$-
Future Labs VII, Inc.	5,155	730,245	-
Wavemaker Partners V, LP	38,213	250,000	250,000
	$43,553	$989,745	$250,000

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

In 2020, the Company loaned an aggregate of $739,745 to related parties. The loans bear interest from 3% to 6% per annum and mature on June 30, 2021. In 2019, the Company received $40,000 in repayments from a related party loan issued in 2018.

During the years ended December 31, 2020 and 2019, the Company recognized interest income of $20,340 and $15,760, respectively, all of which remains unpaid as of December 31, 2020 and 2019.

5.	LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan payables by entity as of December 31, 2020 and 2019:

	Accrued Interest
	as of December 31,	Outstanding Balance as of December 31,
Name	2020	2020	2019
Future Labs III, Inc.	$168	$7,000	$-
Future Labs VII, Inc.	-	12,750	-
Future VC, LLC	698	30,000	4,000
	$866	$49,750	$4,000

During 2020 and 2019, the Company received an aggregate of $45,750 and $4,000, respectively, from several related party notes. The notes bear interest at 3% per annum and mature on June 30, 2021.

During the years ended December 31, 2020 and 2019, the Company incurred interest expense of $820 and $47, respectively, all of which remains unpaid as of December 31, 2020 and 2019.

For all notes, upon the occurrence of a change in control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of the acquisition. All loans above are secured by the Company’s assets.

6.	STOCKHOLDERS’ EQUITY (DEFICIT)

As of December 31, 2020, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue three classes of stock: Preferred Stock, Class F Stock and Common Stock. The Company is authorized to issue 5,000,000 shares of Preferred Stock, 3,000,000 shares of Class F Stock and 10,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share. The Preferred Stock and Class F Stock are convertible into shares of common stock.

The Preferred Stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock.

As of December 31, 2020 and 2019, there were no shares of Preferred Stock issued or outstanding.

The holders of Class F and common stock shall have the following rights and preferences:

Voting

Each holder of common stock shall have the right to one vote per share. Each holder of Class F stock shall have the right to one vote for each share of common stock into which such Class F stock could then be directly converted (without first being converted to another series of subsequent preferred stock), and with respect to each such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock. The holders of Class F stock and common stock shall vote together as a single class on all matters.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

Dividends

The holders of Preferred Stock, Class F Stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the entire assets of the Company legally available for distribution shall be distributed among the holders of the Class F stock and common stock pro rata based on the number of shares of common stock held by each (assuming conversion of all such Class F stock into common stock).

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of Class F Stock shall automatically be converted into one share of common stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock. Each share of Class F Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into an equal number of shares of common stock.

Upon each future equity financing, as defined in the Company’s articles of incorporation, 25% of the shares of Class F Stock held by each holder of Class F Stock shall automatically convert into a “Shadow Series” (as defined in the Company’s articles of incorporation) of shares of the series of preferred stock of the Company that is issued in such equity financing at the applicable Class F conversion ratio (as in the Company’s articles of incorporation). The Shadow Series of shall have identical rights, privileges, preferences, and restrictions except that (i) the liquidation preference per share of the Shadow Series shall equal $0.50 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of Series A Preferred), with corresponding adjustments to any price-based antidilution and dividend rights provisions, (ii) the Shadow Series shall be excluded from voting with the Preferred Stock on any matters of the Company which either the Equity Financing Preferred Stock, specifically, or preferred stock of the Company, generally, have veto rights over, and (iii) the Shadow Series shall be excluded from any future rights or most favored nations privileges.

Stock Transactions

In April 2020, all 3,000,000 shares of common stock outstanding were converted into 3,000,000 shares of Class F Stock.

In 2020, the Company completed a Regulation CF offering and issued an aggregate of 686,514 shares of common stock for gross proceeds of $1,052,980, or $1.53 per share (effective price of $1.63 per share offering after issuance of bonus shares to certain investors). As of December 31, 2020, the Company had an escrow receivable of $59,041, pertaining to this offering.

In September 2020, the Company issued 61,350 shares under of common stock Regulation D for proceeds of $100,000. As of December 31, 2020, the Company had a subscription receivable of $50,000 pertaining to a Reg D issuance.

In December 2020, the Company issued 35,092 shares of common stock pursuant to an agreement for services. The fair value of $57,200 was included in sales and marketing expenses in the statements of operations.

7.	STOCK-BASED COMPENSATION

Future Labs VI, Inc 2020 Stock Plan

In April 2020, the Company has adopted the Future Labs VI, Inc 2020 Stock Plan (“2020 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2020 Plan was 669,932 shares as of December 31, 2020. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2020 Plan’s inception. As of December 31, 2020, there are 3,009 shares available for grant under the 2020 Plan. Stock options granted under the 2020 Plan typically vest over a four-year period, with a 1-year cliff.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

A summary of information related to stock options for the years ended December 31, 2020 and 2019 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2019	-	$-	$-
Granted	666,923	0.73
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2020	666,923	$0.73	$558,791

Exercisable as of December 31, 2020	287,088	$0.82	$232,053

As of December 31, 2020, the weighted average duration to expiration of outstanding options was 9.2 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

Year Ended
December 31,
2020
Risk-free interest rate	0.46% - 1.37%
Expected term (in years)	6.07
Expected volatility	44.43%
Expected dividend yield	0%
Fair value per option	$0.21 - $0.69

The total grant-date fair value of the options granted during the year ended December 31, 2020 was $231,556 . Stock-based compensation expense for stock options of $115,551 was recognized under FASB ASC 718 for the year ended December 31, 2020. Total unrecognized compensation cost related to non-vested stock option awards amounted to $116,005  as of December 31, 2020, which will be recognized over a weighted average period of 1.9 years.

Warrants

In January 2020, the Company granted warrants to purchase 32,967 shares of common stock with an exercise price of $0.50 per share to a related party as consideration for services. The grant-date fair value was $0.22 per share based on a Black-Scholes valuation using inputs commensurate with the options valuations inputs discussed above. The warrants vested immediately upon grant. As of December 31, 2020, 32,967 warrants had vested. Stock-based compensation expense of $7,286 was recognized under ASC 718 for the year ended December 31, 2020.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

Classification

Stock-based compensation expense for stock options and warrants was classified in the statements of operations as follows:

	Year Ended
	December 31,
	2020	2019
General and administrative expenses	$120,566	$-
Research and development expenses	2,271	-
	$122,837	$-

8.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, stock-based compensation expense, research and development and net operating loss carryforwards. As of December 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of $458,350 and $12,411, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$30,745	$12,411
Cash to accrual differences	427,605	-
Valuation allowance	(458,350)	(12,411)
Net deferred tax assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2020 and 2019, cumulative losses through December 31, 2020, and no history of generating taxable income. Therefore, valuation allowances of $458,350 and $12,411 were recorded as of December 31, 2020 and 2019, respectively. Valuation allowance increased by $445,939 and $8,037 during the years ended December 31, 2020 and 2019, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2020 and 2019 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020 and 2019, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $109,866 and $44,150, respectively.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2020 tax years remain open to examination.

9.	RELATED PARTY TRANSACTIONS

Refer to Notes 4 and 5 for detail on the Company’s loan receivable and loan payable with related parties.

The following is a summary of operating expenses incurred with related parties during the years ended December 31, 2020 and 2019:

	Year Ended
	December 31,
	2020	2019
Research and development	$1,250,162	$-
Sales and marketing	167,232	-
	$1,417,394	$-

In March 2020, the Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services.  During 2020, the Company has incurred $1,417,394 in costs with this related party.  The services and costs incurred under this agreement are marked up as much as 100% from the costs incurred by Wavemaker Labs when charged to the Company.  As of December 31, 2020 and 2019, the Company had $1,442,949 and $0, respectively, in accounts payable due to this related party.

10.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11.	SUBSEQUENT EVENTS

In January 2021, the Company initiated a Regulation A+ offering of its common stock. Through the issuance date, the Company has raised approximately $1,246,000 in gross proceeds from this offering.

Management has evaluated subsequent events through July 14, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

PIESTRO, INC.

FINANCIAL STATEMENTS

JUNE 30, 2021

PIESTRO, INC.

BALANCE SHEETS

	June 30,	December 31,
	2021	2020
ASSETS	(unaudited)
Current assets:
Cash and cash equivalents	$37,932	$155,361
Loan receivable, related party	-	989,745
Interest receivable, related party	-	43,553
Escrow receivable	59,041	59,041
Deposits	9,200	-
Deferred offering costs	-	24,967
Total assets	$106,173	$1,272,667

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	1,946,534	$1,442,949
Accounts payable	252,750	94,018
Accrued expenses	8,808	8,808
Loan payable, related party	81,500	49,750
Interest payable, related party	1,364	866
Total liabilities	2,290,956	1,596,391

Commitments and contingencies (Note 9)

Stockholders' equity (deficit)
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, 0 and 0 shares issued and
outstanding as of both June 30, 2021 (unaudited) and December 31, 2020	-	-
Class F stock, $0.0001 par value, 3,000,000 shares authorized, 2,882,332 and 3,000,000 shares
issued and outstanding as of June 30, 2021 (unaudited) and December 31, 2020, respectively	288	300
Common stock, $0.0001 par value, 10,000,000 shares authorized, 1,164,718 and 782,956 shares
issued and outstanding as of June 30, 2021 (unaudited) and December 31, 2020, respectively	116	78
Additional paid-in capital	2,449,706	1,543,903
Subscription receivable	(62,035)	(50,000)
Treasury stock	(301,229)	-
Accumulated deficit	(4,271,629)	(1,818,005)
Total stockholders' equity (deficit)	(2,184,783)	(323,725)
Total liabilities and stockholders' equity (deficit)	$106,173	$1,272,667

See accompanying notes, which are an integral part of these financial statements.

PIESTRO, INC.

STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30
	2021	2020
	(unaudited)
Net revenue	$-	-
Cost of net revenue	-	-
Gross profit	-	-

Operating expenses:
Research and development	1,664,667	544,184
Sales and marketing	127,656	114,247
General and administrative	668,479	46,766
Total operating expenses	2,460,802	705,197

Loss from operations	(2,460,802)	(705,197)

Other income (expense):
Interest income	13,083	10,170
Interest expense	(5,905)	(410)
Total other income (expense), net	7,178	9,760

Provision for income taxes	-	-
Net loss	$(2,453,624)	$(695,437)

Weighted average common shares outstanding -
basic and diluted	839,041	2,317,808
Net loss per common share - basic and diluted	$(2.92)	$(0.30)

See accompanying notes, which are an integral part of these financial statements.

PIESTRO, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

							Additional				Total Stockholders'
	Preferred Stock		Class F Stock		Common Stock		Paid-in	Subscription	Treasury	Accumulated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Stock	Deficit	(Deficit)

Balances at December 31, 2019	-	-	-	-	3,000,000	$300	$313,237	$-	$-	$(44,240)	$269,297
Conversion of common stock to Class F stock	-	-	3,000,000	300	(3,000,000)	(300)	-	-	-	-	-
Stock-based compensation expense	-	-	-	-	-	-	47,141	-	-	-	47,141
Net loss	-	-	-	-	-	-	-	-	-	(695,437)	(695,437)
Balances at June 30, 2020 (unaudited)	-	$-	3,000,000	$300	-	$-	$360,378	$-	$-	$(739,677)	$(378,999)

Balances at December 31, 2020	-	$-	3,000,000	$300	782,956	$78	$1,543,903	$(50,000)	$-	$(1,818,005)	$(323,725)
Issuance of common stock, net of issuance costs	-	-	-	-	381,762	38	916,634	(12,035)	-	-	904,637
Offering costs	-	-	-	-	-	-	(375,779)	-	-	-	(375,779)
Issuance of treasury stock	-	-	(117,668)	(12)	-	-	12	-	(301,229)	-	(301,229)
Stock-based compensation expense	-	-	-	-	-	-	364,936	-	-	-	364,936
Net loss	-	-	-	-	-	-	-	-	-	(2,453,624)	(2,453,624)
Balances at June 30, 2021 (unaudited)	-	$-	2,882,332	$288	1,164,718	$116	$2,449,706	$(62,035)	$(301,229)	$(4,271,629)	$(2,184,783)

See accompanying notes, which are an integral part of these financial statements.

PIESTRO, INC.

STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30
	2021	2020
	(unaudited)
Cash flows from operating activities:
Net loss	$(2,453,624)	$(695,437)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Stock-based compensation expense	364,936	47,141
Changes in operating assets and liabilities:
Interest receivable, related party	(7,676)	(10,170)
Accounts payable, related party	364,835	680,400
Accounts payable	158,732	-
Interest payable, related party	498	411
Net cash provided by (used in) operating activities	(1,572,300)	22,344
Cash flows from investing activities:
Issuance of loans to related parties	-	(22,625)
Repayment of loans from related parties	730,245	-
Deposits	(9,200)	(12,750)
Net cash provided by (used in) investing activities	721,045	(35,375)
Cash flows from financing activities:
Proceeds from related party loans	180,000	13,000
Proceeds from issuance of common stock, net of issuance costs	904,637
Offering costs	(350,812)	-
Net cash provided by financing activities	733,825	13,000
Net change in cash and cash equivalents	(117,429)	(30)
Cash and cash equivalents at beginning of period	155,361	130
Cash and cash equivalents at end of period	$37,932	$100

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash financing activities:
Subscription receivable	$12,035	$-
Conversion of related party notes into accounts payable	$138,750	$-
Issuance of treasury stock as forgiveness of related party receivable and interest	$301,229	$-

See accompanying notes, which are an integral part of these financial statements.

1.	NATURE OF OPERATIONS

Piestro, Inc. (the “Company”) is a corporation formed on December 4, 2017 under the laws of Delaware as Future Labs VI, Inc. On November 25, 2020, the Company changed its name to Piestro, Inc. The Company was formed to sell automated pizza vending machines. The Company is headquartered in Santa Monica, California.

As of June 30, 2021, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, net losses of $2,453,624 and $695,437 for the six months ended June 30, 2021 and 2020, respectively, has incurred negative cash flows from operations for the six months ended June 30, 2021, and has not yet recognized any revenue. As of June 30, 2021, the Company had an accumulated deficit of $4,271,629 and has a working capital deficit of $2,184,783. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2021 and the statements of operations, stockholders’ equity and cash flows for the six months ended June 30, 2021 and 2020 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2021 and the results of its operations and its cash flows for the six months ended June 30, 2021 and 2020. The financial data and other information disclosed in these notes related to the six months ended June 30, 2021 and 2020 are also unaudited. The results for the six months ended June 30, 2021 are not necessarily indicative of results to be expected for the year ending December 31, 2021, any other interim periods, or any future year or period.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2021 and December 31, 2020, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of June 30, 2021 and December 31, 2020, the Company had capitalized deferred offering costs of $0 and $24,967, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2021 and 2020 are as follows:

	Six Months Ended
	June 30
	2021	2020
	(unaudited)
Options to purchase common stock	666,923	532,005
Warrants	32,967	32,967
Total potentially dilutive shares	699,890	564,972

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	LOAN RECEIVABLE, RELATED PARTY

The following is a summary of related party loan receivables by entity as of June 30, 2021 and December 31, 2020:

	Outstanding Balance as of
	June 30,	December 31,
Name	2021	2020
Future Labs V, Inc.	$-	$9,500
Future Labs VII, Inc.	-	730,245
Wavemaker Partners V, LP	-	250,000
	$-	$989,745

During 2021, the Company netted certain note receivables and payables with the corresponding related party entities, which resulted in $32,125 in receivables as of 2020 being netted to related party payables. Refer to Note 5.

In 2020, the Company loaned an aggregate of $739,745 to related parties. The loans bear interest from 3% to 6% per annum.

During the six months ended June 30, 2021 and 2020, the Company received repayments and made advances of $730,245 and $22,625, respectively, in related party notes.

Effective June 30, 2021, the Company forgave the outstanding note with Wavemaker Partners V, LP, including accrued interest of $51,229. In exchange for the note’s forgiveness, the shareholders of Wavemaker Partners V contributed 117,668 Class F shares to the Company’s treasury. Accordingly, $301,229 was recorded to treasury stock.

During the six months ended June 30, 2021 and 2020, the Company recognized interest income of $13,083 and $10,170, respectively.

5.	LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan payables by entity as of June 30, 2021 and December 31, 2020:

	Outstanding Balance as of
	June 30,	December 31,
Name	2021	2020
Future Labs III, Inc.	$7,000	$7,000
Future Labs V, Inc.	30,500	-
Future Labs VII, Inc.	-	12,750
Future VC, LLC	44,000	30,000
	$81,500	$49,750

During 2021, the Company netted certain note receivables and payables with the corresponding related party entities. Refer to Note 4.

During the six months ended June 30, 2021 and 2020, the Company received an aggregate of $180,000 and $13,000, respectively, in related party notes.

During the six months ended June 30, 2021 and 2020, the Company incurred interest expense of $5,905 and $410, respectively. All notes bear interest at 3% per annum and matured on June 30, 2021.

For all notes, upon the occurrence of a change in control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of the acquisition.

6.	STOCKHOLDERS’ EQUITY (DEFICIT)

As of June 30, 2021, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue three classes of stock: Preferred Stock, Class F Stock and Common Stock. The Company is authorized to issue 5,000,000 shares of Preferred Stock, 3,000,000 shares of Class F Stock and 10,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share. The Preferred Stock and Class F Stock are convertible into shares of common stock.

The Preferred Stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock.

As of June 30, 2021 and December 31, 2020, there were no shares of Preferred Stock issued or outstanding.

The holders of Class F and common stock shall have the following rights and preferences:

Voting

Each holder of common stock shall have the right to one vote per share. Each holder of Class F stock shall have the right to one vote for each share of common stock into which such Class F stock could then be directly converted (without first being converted to another series of subsequent preferred stock), and with respect to each such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock. The holders of Class F stock and common stock shall vote together as a single class on all matters.

Dividends

The holders of Preferred Stock, Class F Stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the entire assets of the Company legally available for distribution shall be distributed among the holders of the Class F stock and common stock pro rata based on the number of shares of common stock held by each (assuming conversion of all such Class F stock into common stock).

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of Class F Stock shall automatically be converted into one share of common stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock. Each share of Class F Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into an equal number of shares of common stock.

Upon each future equity financing, as defined in the Company’s articles of incorporation, 25% of the shares of Class F Stock held by each holder of Class F Stock shall automatically convert into a “Shadow Series” (as defined in the Company’s articles of incorporation) of shares of the series of preferred stock of the Company that is issued in such equity financing at the applicable Class F conversion ratio (as in the Company’s articles of incorporation). The Shadow Series of shall have identical rights, privileges, preferences, and restrictions except that (i) the liquidation preference per share of the Shadow Series shall equal $0.50 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of Series A Preferred), with corresponding adjustments to any price-based antidilution and dividend rights provisions, (ii) the Shadow Series shall be excluded from voting with the Preferred Stock on any matters of the Company which either the Equity Financing Preferred Stock, specifically, or preferred stock of the Company, generally, have veto rights over, and (iii) the Shadow Series shall be excluded from any future rights or most favored nations privileges.

Stock Transactions

In April 2020, all 3,000,000 shares of common stock outstanding were converted into 3,000,000 shares of Class F Stock.

In 2020, the Company completed a Regulation CF offering and issued an aggregate of 686,514 shares of common stock for gross proceeds of $1,052,980, or $1.53 per share (effective price of $1.63 per share offering after issuance of bonus shares to certain investors). As of June 30, 2021 and December 31, 2020, the Company had an escrow receivable of $59,041, pertaining to this offering.

In September 2020, the Company issued 61,350 shares under of common stock Regulation D for proceeds of $100,000. As of June 30, 2021 and December 31, 2020, the Company had a subscription receivable of $50,000 and $50,000, respectively, pertaining to a Reg D issuance.

In December 2020, the Company issued 35,092 shares of common stock pursuant to an agreement for services.

In the six months ended June 30, 2021, the Company initiated a Regulation A offering and issued an aggregate of 381,762 shares of common stock for gross proceeds of $916,634, or $2.56 per share. As of June 30, 2021, the Company had a subscription receivable of $12,035 pertaining to this offering.

Effective June 30, 2021, the Company forgave the outstanding note with Wavemaker Partners V, LP, including accrued interest of $51,229. In exchange for the note’s forgiveness, the shareholders of Wavemaker Partners V contributed 117,668 Class F shares to the Company’s treasury. Accordingly, $301,229 was recorded to treasury stock.

7.	STOCK-BASED COMPENSATION

Future Labs VI, Inc 2020 Stock Plan

In April 2020, the Company has adopted the Future Labs VI, Inc 2020 Stock Plan (“2020 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2020 Plan was 831,760 shares as of June 30, 2021. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2020 Plan’s inception. As of June 30, 2021, there 2 shares available for grant under the 2020 Plan. Stock options granted under the 2020 Plan typically vest over a four-year period, with a 1-year cliff.

A summary of information related to stock options for the six months ended June 30, 2021 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2020	666,923	$0.73	$13,507
Granted	-	-
Exercised	-	-
Forfeited	-	-
Outstanding as of June 30, 2021 (unaudited)	666,923	$0.73	$13,507

Exercisable as of June 30, 2021 (unaudited)	336,056	$0.73	$11,920

As of June 30, 2021, the weighted average duration to expiration of outstanding options was 6.5 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Six Months Ended
	June 30,
	2021	2020
Risk-free interest rate	0.24% - 0.68%	0.46% - 1.37%
Expected term (in years)	5.23	6.07
Expected volatility	44.43%	44.43%
Expected dividend yield	0%	0%
Fair value per option	$1.12 - $2.10	$0.21 - $0.69

Stock-based compensation expense for stock options of $364,936 and $39,889 was recognized under FASB ASC 718 for the six months ended June 30, 2021 and 2020, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $113,245 as of June 30, 2021, which will be recognized over a weighted average period of 1.3 years.

Warrants

In January 2020, the Company granted warrants to purchase 32,967 shares of common stock with an exercise price of $0.50 per share to a related party as consideration for services. The grant-date fair value was $0.22 per share based on a Black-Scholes valuation using inputs commensurate with the options valuations inputs discussed above. All warrants vested immediately upon grant in 2020. Stock-based compensation expense of $7,286 was recognized under ASC 718 for the six months ended June 30, 2020.

Classification

Stock-based compensation expense for stock options and warrants was classified in the statements of operations as follows:

	Six Months Ended
	June 30,
	2021	2020
	(unaudited)
General and administrative expenses	$362,400	$46,766
Research and development expenses	2,537	376
	$364,936	$47,141

8.	RELATED PARTY TRANSACTIONS

Refer to Notes 4 and 5 for detail on the Company’s loan receivable and loan payable with related parties.

As of June 30, 2021 and December 31, 2020, the Company had $1,946,534 and $1,442,949, respectively, in accounts payable with related parties under common control.

In March 2020, the Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During 2021, the Company has incurred $1,773,006 of fees under this agreement, including $946,456 in services payable in cash and $826,550 for which the Company intends to satisfy through the issuance of warrants in the second half of 2021. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs.

The following is a summary of operating expenses incurred with related parties during the six months ended June 30, 2021 and 2020:

	Six Months Ended
	June 30,
	2021	2020
	(unaudited)
Research and development	$1,500,173	$543,809
Sales and marketing	-	114,247
General and administrative	114,443	-
	$1,614,617	$658,056

9.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

10.	SUBSEQUENT EVENTS

In September 2021, the Company became a 50 percent owner of 800 Degrees Go, Inc., a Delaware corporation formed on August 13, 2021.

On September 3, 2021, the Company issued to 800 Degrees Pizza, LLC warrants to purchase 564,798 shares of common stock at an exercise price of $0.01 per share.

Subsequent to June 30, 2021 and through the issuance date, the Company raised an additional $3,311,580 in gross proceeds pursuant to its 2021 Regulation A+ offering of common stock, for an aggregate of $4,228,214 in gross proceeds from the offering.

Management has evaluated subsequent events through January 10, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

FUTURE LABS VI, INC. d/b/a PIESTRO

FINANCIAL STATEMENTS

JUNE 30, 2020

FUTURE LABS VI, INC.

BALANCE SHEETS

	June 30,	December 31,
	2020	2019
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$130	$130
Accounts receivable	9,595	-
Loan receivable, related party	250,000	250,000
Interest receivable, related party	30,713	23,213
Prepaid expenses	12,750	-
Deferred offering costs	218,090	-
Total assets	$521,278	$273,343

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable, related party	$447,133	$-
Accounts payable	12,750	-
Loan payable, related party	4,000	4,000
Interest payable, related party	106	46
Total liabilities	463,989	4,046

Commitments and contingencies (Note 10)

Stockholders' equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, 0 and 0 shares issued and outstanding as of June 30, 2020 (unaudited) and December 31, 2019, respectively	-	-
Class F stock, $0.0001 par value, 3,000,000 shares authorized, 3,000,000 and 0 shares issued and outstanding as of June 30, 2020 (unaudited) and December 31, 2019, respectively	300	-
Common stock, $0.0001 par value, 10,000,000 shares authorized, 3,000,000 and 0 shares issued and outstanding as of June 30, 2020 (unaudited) and December 31, 2019, respectively	-	300
Additional paid-in capital	353,830	313,237
Accumulated deficit	(296,841)	(44,240)
Total stockholders' equity	57,289	269,297
Total liabilities and stockholders' equity	$521,278	$273,343

The accompanying notes are an integral part of these financial statements.

FUTURE LABS VI, INC.

STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,
	2020	2019

	(unaudited)
Service revenue	$9,595	$-

Operating expenses:
Research and development	229,044	-
General and administrative	40,593	34,257
Total operating expenses	269,636	34,257

Loss from operations	(260,041)	(34,257)

Other income (expense):
Interest income	7,500	7,500
Interest expense	(60)	-
Total other income (expense), net	7,440	7,500

Provision for income taxes	-	-
Net loss	$(252,601)	$(26,757)

Weighted average common shares outstanding - basic and diluted	1,616,667	3,000,000
Net loss per common share - basic and diluted	$(0.16)	$(0.01)

The accompanying notes are an integral part of these financial statements.

FUTURE LABS VI, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

							Additional		Total
	Preferred Stock		Class F Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balances at December 31, 2018	-	-	-	-	3,000,000	$300	$313,237	$(15,652)	$297,885
Net loss	-	-	-	-	-	-	-	(26,757)	(26,757)
Balances at June 30, 2019 (unaudited)	-	$-	-	$-	3,000,000	$300	$313,237	$(42,409)	$271,128

Balances at December 31, 2019	-	-	-	-	3,000,000	$300	$313,237	$(44,240)	$269,297
Conversion of common stock to Class F stock	-	-	3,000,000	300	(3,000,000)	(300)	-	-	-
Stock-based compensation expense	-	-	-	-	-	-	40,593	-	40,593
Net loss	-	-	-	-	-	-	-	(252,601)	(252,601)
Balances at June 30, 2020 (unaudited)	-	$-	3,000,000	$300	-	$-	$353,830	$(296,841)	$57,289

The accompanying notes are an integral part of these financial statements.

FUTURE LABS VI, INC.

STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2020	2019

	(unaudited)
Cash flows from operating activities:
Net loss	$(252,601)	$(26,757)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	40,593	-
Non-cash research and development expenses	229,044	-
Changes in operating assets and liabilities:
Accounts receivable	(9,595)	-
Interest receivable, related party	(7,500)	(7,068)
Prepaid expenses	(12,750)	-
Accounts payable	12,750	-
Interest payable, related party	60	-
Net cash used in operating activities	-	(33,825)
Cash flows from investing activities:
Repayment of loan to related party	-	40,000
Net cash used in investing activities	-	40,000
Net change in cash and cash equivalents	-	6,175
Cash and cash equivalents at beginning of period	130	-
Cash and cash equivalents at end of period	$130	$6,175

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

The accompanying notes are an integral part of these financial statements.

FUTURE LABS VI, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Future Labs VI, Inc. (the “Company”), doing business as Piestro, is a corporation formed on December 4, 2017 under the laws of Delaware. The Company was formed to sell automated pizza vending machines. The Company is headquartered in Santa Monica, California.

As of June 30, 2020, the Company has not commenced planned principal operations. The Company’s activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $252,601 and $26,757 for the six months ended June 30, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2020 and 2019. As of June 30, 2020, the Company had an accumulated deficit of $296,841 and limited liquid assets with $130 of cash. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2020 and the statements of operations, stockholders’ equity and cash flows for the six months ended June 30, 2020 and 2019 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2020 and the results of its operations and its cash flows for the six months ended June 30, 2020 and 2019. The financial data and other information disclosed in these notes related to the six months ended June 30, 2020 and 2019 are also unaudited. The results for the six months ended June 30, 2020 are not necessarily indicative of results to be expected for the year ending December 31, 2020, any other interim periods, or any future year or period.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

FUTURE LABS VI, INC.

NOTES TO FINANCIAL STATEMENTS

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2020 and December 31, 2019, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

During the six months ended June 30, 2020, the Company generated revenues of $9,595 for consulting and services income, which were recognized upon completion of the services and fulfillment of the performance obligation.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

FUTURE LABS VI, INC.

NOTES TO FINANCIAL STATEMENTS

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of June 30, 2020 and December 31, 2019, the Company had capitalized deferred offering costs of $218,090 and $0, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

FUTURE LABS VI, INC.

NOTES TO FINANCIAL STATEMENTS

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2020 and 2019 are as follows:

	Six Months Ended
	June 30,
	2020	2019

	(unaudited)
Options to purchase common stock	532,005	-
Warrants	32,967	-
Total potentially dilutive shares	564,972	-

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020. Early adoption is permitted. The Company has is currently evaluating the impact on its financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	LOAN RECEIVABLE, RELATED PARTY

On June 27, 2018, the Company loaned $250,000 to a related party, Wavemaker Partners V, LP. The loan bears 6% compounded interest per annum. The loan was payable in full by October 31, 2018, however, the maturity date of the loan was extended by the parties until October 31, 2020. During both the six months ended June 30, 2020 and 2019, the Company had recognized $7,500 in interest income, all of which has remain unpaid as of June 30, 2020.

On November 1, 2018, the Company loaned $40,000 to a related party, Future VC, LLC, under a secured promissory note. The loan bears 3% simple interest per annum. The loan principal and interest was repaid in full on April 1, 2019.

FUTURE LABS VI, INC.

NOTES TO FINANCIAL STATEMENTS

5.	LOAN PAYABLE, RELATED PARTY

On March 21, 2019, the Company borrowed $800 under a secured promissory note with a related party. The note bears interest at 3% per annum. The note is payable in full on March 21, 2020, the maturity date. This note was repaid during 2019.

On August 22, 2019, the Company borrowed $4,000 under a secured promissory note with a related party. The note bears interest at 3% per annum. The note is payable in full on August 22, 2020, the maturity date. During the six months ended June 30, 2020, the Company had recognized $60 of interest expense, all of which remains unpaid as of June 30, 2020.

For all notes, upon the occurrence of a change of control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of an acquisition.

6.	STOCKHOLDERS’ EQUITY

As of June 30, 2020, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue three classes of stock: Preferred Stock, Class F Stock and Common Stock. The Company is authorized to issue 5,000,000 shares of Preferred Stock. The Company is authorized to issue 3,000,000 shares of Class F Stock and 10,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share. The Preferred Stock and Class F Stock are convertible into shares of common stock.

The Preferred Stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock.

The holders of Class F and common stock shall have the following rights and preferences:

Voting

Each holder of common stock shall have the right to one vote per share. Each holder of Class F stock shall have the right to one vote for each share of common stock into which such Class F stock could then be directly converted (without first being converted to another series of subsequent preferred stock), and with respect to each such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock. The holders of Class F stock and common stock shall vote together as a single class on all matters.

Dividends

The holders of Preferred Stock, Class F Stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the entire assets of the Company legally available for distribution shall be distributed among the holders of the Class F stock and common stock pro rata based on the number of shares of common stock held by each (assuming conversion of all such Class F stock into common stock).

Redemption

No class of stock shall have any redemption rights.

FUTURE LABS VI, INC.

NOTES TO FINANCIAL STATEMENTS

Conversion

Each share of Class F Stock shall automatically be converted into one share of common stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock. Each share of Class F Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into an equal number of shares of common stock.

In April 2020, all 3,000,000 shares of common stock outstanding were converted into 3,000,000 shares of Class F Stock. As of June 30, 2020 and December 31, 2019, there were no shares of Preferred Stock issued or outstanding.

7.	STOCK-BASED COMPENSATION

Future Labs VI, Inc 2020 Stock Plan

In April 2020, the Company has adopted the Future Labs III, Inc. 2020 Stock Plan (“2020 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2020 Plan was 659,340 shares as of June 30, 2020. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2020 Plan’s inception. As of June 30, 2020, there were 127,335 shares available for grant under the 2020 Plan. Stock options granted under the 2020 Plan typically vest over a four-year period on a monthly basis.

A summary of information related to stock options for the six months ended June 30, 2020 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2019	-	$-	$-
Granted	532,005	0.58
Exercised	-	-
Forfeited	-	-
Outstanding as of June 30, 2020 (unaudited)	532,005	$0.50	$-

Exercisable as of June 30, 2020 (unaudited)	158,279	$0.50

The total fair value of options granted during the six months ended June 30, 2020 was $111,793. As of June 30, 2020, the weighted average duration to expiration of outstanding options was 9.7 years. Stock-based compensation expense for stock options of $39,163 was recognized under FASB ASC 718 for the six months ended June 30, 2020. Total unrecognized compensation cost related to non-vested stock option awards amounted to $72,630 as of June 30, 2020, which will be recognized over a weighted average period of 2.7 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

Six Months Ended
June 30,
2020
Risk-free interest rate	1.05%
Expected term (in years)	6.07
Expected volatility	44.43%
Expected dividend yield	0%
Fair value per option	$0.21

FUTURE LABS VI, INC.

NOTES TO FINANCIAL STATEMENTS

Warrants

In January 2020, the Company granted warrants to purchase 32,967 shares of common stock with an exercise price of $0.50 per share to a related party as consideration for services. The grant-date fair value was $0.22 per share, or an aggregate fair value of $7,253. The warrants vest over a 48-month period with a 1-year cliff. As of June 30, 2020, no warrants were vested or exercisable. Stock-based compensation expense of $1,430 was recognized under ASC 718 for the six months ended June 30, 2020.

All stock-based compensation expense for stock options and warrants was classified as general and administrative expenses in the statements of operations.

8.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, stock-based compensation expense and research and development and net operating loss carryforwards. As of June 30, 2020, the Company had net deferred tax assets before valuation allowance of $133,713 due to net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the six months ended June 30, 2020, cumulative losses through June 30, 2020, and no history of generating taxable income. Therefore, a full valuation allowance of $133,713 was recorded. The valuation allowance increased by $121,303 during the six months ended June 30, 2020. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2020 due to the full valuation allowance on its net deferred tax assets.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

9.	RELATED PARTY TRANSACTIONS

Refer to Notes 4 and 5 for detail on the Company’s loan receivables and loan payables with related parties, and related interest income and expense.

During the six months ended June 30, 2020, the Company incurred $218,090 in deferred offering costs in anticipation of an equity offering. The Company recorded a corresponding increase to accounts payable, related parties, as the costs were incurred to an entity with common management.

During the six months ended June 30, 2020, the Company incurred $229,004 in research and development costs for product development. The Company recorded a corresponding increase to accounts payable, related parties, as the costs were incurred to an entity with common management.

10.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11.	SUBSEQUENT EVENTS

Through September 2020, the Company completed a Regulation CF offering and issued 700,708 shares of common stock for gross proceeds of $1,070,000.

Management has evaluated subsequent events through October 14, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.